File pursuant to Rule 253(g)(2)

File No. 024-11667

OFFERING CIRCULAR DATED NOVEMBER 8, 2021

NexGenT, INC.

135 N. 2nd Avenue

6th Floor

Phoenix, Arizona 85003

(512) 648-6891

https://nexgent.com

Up to 36,000,000 Units, each comprising 1 share of Class B Common Stock and 1 warrant to purchase .5 share of Class B Common Stock (4)

Up to 18,000,000 shares of Class B Common Stock, issuable upon exercise of the warrants

MINIMUM INVESTMENT: $1,000

SEE “SECURITIES BEING OFFERED” AT PAGE 36

NexGenT, Inc. is offering a maximum of 36,000,000 Units. Each Unit consists of 1 share of Class B Common Stock of the company, par value $0.00001 (the “Class B Common Stock”), and 1 warrant (each a “Warrant”, and collectively the “Warrants”) to purchase one-half of a share of Class B Common Stock of the company. We will not issue fractional shares. The Units will be sold at a price of $1.00 per Unit. The shares of Class B Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. This Offering Circular also relates to the 18,000,000 shares of Class B Common Stock issuable upon exercise of the Warrants. The Warrants are exercisable within 12 months from the date of qualification of this offering, after which they will expire. The Warrants will be exercisable at a price of $2.00 for one whole share of our Class B Common Stock, subject to adjustment.

The Units are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering, and there is no minimum amount we must receive in order to accept proceeds raised in this offering. All funds received as a result of this offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Units that must be sold in order for this Offering to close, there is a risk that we may not receive sufficient proceeds from this Offering to fully and effectively execute on our business plan as described in this Offering Circular. See “Securities Being Offered” at page 36 for additional details.

	Total Offered	Price to Public Per Unit or Share	Underwriting discount and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons
Units	36,000,000	$1.00	$0.015	$0.99	$0
Class B Common Stock Issuable upon Exercise of Warrants	18,000,000	$2.00	$0	$2.00	$0
Total Maximum		$72,000,000	$540,000	$71,460,000	$0

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 1.5% commission, a one-time advance payment for out of pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the company to Dalmore. See “Plan of Distribution and Selling Security Holders” for details.

(2)	Not including legal and accounting expenses of this offering, which are estimated at approximately $135,000 for a fully-subscribed offering, not including state filing fees.

(3)	No additional compensation will be received in connection with the shares of Class B Common Stock or Warrants included in the Units offered hereby, nor will any additional commissions be paid on such shares or Warrants. No additional commissions will be paid upon exercise of any Warrants.

(4)	On September 16, 2021, the company effected a 5-for-1 stock split; this share number is on a post-split basis

Sales of these securities will commenced on November 8, 2021.

This offering (the “offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The company has engaged Prime Trust, LLC as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

INVESTING IN THE UNITS OF NexGenT, INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE UNITS OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “NexGenT” or “the company” refers to NexGenT, Inc., a Delaware corporation. On September 16, 2021, the company effected a 5-for-1 stock split; all the share numbers in this Offering Circular, and unless indicated otherwise, are on a post-split basis.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

Cautionary Statement Regarding Forward-Looking Statements

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

i

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

The Company

NexGenT, Inc. was formed on May 2, 2016 under the laws of the state of Delaware, and is headquartered in Phoenix, Arizona. The company was formed to train people for cyber security or networking careers via NexGenT’s immersive training programs.

Our principal place of business is 135 N. 2nd Ave., 6th Floor, Phoenix, Arizona 85003. Our corporate records will be located at this address. Our website address is https://nexgent.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

The Offering

Securities offered:

Maximum of 36,000,000 Units at an offering price of $1.00 per Unit, each Unit consisting of:

1 share of Class B Common Stock, par value $0.00001 per share; and

1 Warrant to purchase ½ a share of Class B Common Stock of the company at an exercise price of $2.00 per share, subject to customary adjustments, over a 12-month exercise period following the date of qualification of this Offering.

Minimum investment:	The minimum investment in this offering is $1,000.

Shares outstanding before the offering: (1)

Class A Common Stock – 51,433,895 (2)

Class B Common Stock – 0

Series A-1 Preferred Stock – 63,494,750

Series A-2 Preferred Stock – 547,885

Series A-3 Preferred Stock – 7,733,945

Series A-4 Preferred Stock – 9,279,690

Series A-5 Preferred Stock – 8,651,805

Series A-6 Preferred Stock – 5,417,115

Series A-7 Preferred Stock – 5,078,990

Shares outstanding after the offering assuming maximum raise (1):

Class A Common Stock – 51,433,895(2)(3)

Class B Common Stock – 36,000,000

Series A-1 Preferred Stock – 63,494,750

Series A-2 Preferred Stock – 547,885

Series A-3 Preferred Stock – 7,733,945

Series A-4 Preferred Stock – 9,279,690

Series A-5 Preferred Stock – 8,651,805

Series A-6 Preferred Stock – 5,417,115

Series A-7 Preferred Stock – 5,078,990

Use of proceeds:

We estimate that, at a per Unit price of 1.00, the net proceeds from the sale of the 36,000,000 Units in this offering, together with the exercise of the Warrants, will be approximately $71,325,000, after subtracting estimated offering costs of $540,000 to Dalmore Group, LLC in commissions, and professional fees, EDGARization and compliance costs.

We intend to use the net proceeds of this offering to be received by the company for working capital, marketing, sales channel expansion, international and product expansion, technology development, and for the buy back of 9,261,779 shares of Class A Common Stock and Preferred Stock from certain of our stockholders. See “Use of Proceeds” for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	The share numbers provided in this section reflect the number of shares on a post-split basis.
(2)	Does not include shares of Class A Common Stock of the company issuable upon the exercise of options issued and outstanding pursuant to the company’s 2016 Stock Option Plan.
(3)	Assumes the buyback of 9,261,779 shares of Class A Common Stock and Preferred Stock from certain of our stockholders, see “Use of Proceeds”.
(3)	Does not include shares issuable upon exercise of Warrants being sold in this Offering. If all Warrant holders exercise their Warrants, there will be a total of 54,000,000 shares of Class B Common Stock outstanding after this Offering, resulting from the issuance of an additional 18,000,000 shares of Class B Common Stock upon the exercise of the Warrants.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	Our financials were prepared on a “going concern” basis.

●	The company has realized significant operating losses to date and expects to incur losses in the future.

●	The company relies on a single product line.

●	We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

●	The company’s success depends on the experience and skill of the founders and key employees.

●	The Class B Common Stock are non-voting shares.

●	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

●	We rely upon intellectual property protections.

●	Any valuation at this stage is difficult to assess.

●	We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing Units.

●	The buyback of shares from certain stockholders will not be used for the company’s purposes.

●	The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

●	Investors that purchase Units in this Offering later in this Offering period will have a shorter exercise period for their Warrants than investors that purchase closer to the qualification date of this Offering.

●	If you purchase our Units in this offering, you will incur immediate dilution in the book value of your shares.

●	Investors will be holders of Class B Common Stock and we have issued other classes of stock that have preferential rights over shares of Class B Common Stock.

●	This investment is illiquid.

●	You must keep records of your investment for tax purposes.

●	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

●	The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

Our financials were prepared on a “going concern” basis.

The company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has generated net losses and has negative cash flows from operations. In addition, the company’s revenue recognized through Income Sharing Agreements (“ISA”) is expected to be received over an extended period of time. While the company has secured agreements with an ISA financing entity in order to sell its ISA contracts and de-risk the extended cash flow receipts; however, the company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters can raise doubt about the company’s ability to continue as a going concern.

The company has realized significant operating losses to date and expects to incur losses in the future.

The company has operated at a loss since inception, and these losses are likely to continue. Our net loss for 2019 was $3,834,408 and our net loss for 2020 was $3,207,176. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company relies on a single product line.

The company’s primary product line is the cyber security and IT training programs. The company’s survival in the near term depends upon being able to sell training programs to sufficient customers to make a profit. The company’s current customer base is still small and the company will only succeed if it can attract more customers for its primary product and maintain those customers.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets, specifically the training and education markets, that experience frequent changes in industry, changes in customer requirements, and frequent new technology introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to market what we believe are the unique attributes of our training courses and product lines, develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Universities with large endowments, trade schools, and other educational institutions are our main competition. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company. Changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

The company’s success depends on the experience and skill of the founders and key employees.

In particular, the company is dependent on Terry Kim and Jacob Hess. The loss of our founders or any key members of the team could harm the company’s business, financial condition, cash flow and results of operations.

If we fail to retain and recruit key employees or qualified technical and sales personnel, our business could be harmed.

We believe our success depends on the continued employment of our senior management and other key employees, including course instructors. The current market environment is highly competitive for such talent. The loss of a significant number of our personnel and their services could be disruptive to our development efforts or customer relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely impacted.

As a company providing educational services our ability to attract students is dependent both on our reputation for with those students as well as potential employees. We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to attracting new customers. Successful promotion of our services will depend on the effectiveness of our marketing efforts (both with students and potential employers), our ability to provide a reliable and useful programs, and the perceived value of our courses. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and manage our brand successfully, or incur substantial expenses in an unsuccessful attempt to promote and grow our brand awareness and strength, we may fail to attract new customers, and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or other parties associated with us or them, may tarnish our reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our courses and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and unsuccessful.

Our revenue streams are dependent upon the ability of our graduates to secure jobs.

The majority of our recent students enter into income sharing agreements with us and such agreements condition payment of tuition upon the students acquiring a job that pays them a minimum of $40,000 a year. If our graduates are unable to secure jobs or there are not enough jobs in the cyber security and IT industries, the companies and business and revenues would be impacted.

We are subject to default risk in the event our students are unable to repay the cost of tuition.

Our income is dependent, in large part, on the ability of our students to pay back their tuition at a later date. We make certain assumptions regarding the repayment of these amounts, should the actual repayment amounts deviate significantly from our assumptions our revenue and business will be adversely impacted.

The Class B Common Stock are non-voting shares.

The rights of holders of our Class B Common Stock and Class A Common Stock (both classes of stock may be referred to together as “Common Stock”), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the Class B Common Stock are non-voting. The Class B Common Stock have no voting rights except as may otherwise be required by applicable law and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote. The company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Common Stock. In the event of a liquidation, dissolution or winding up of the company, holders of Common Stock are entitled to share equally and ratably in the company’s assets, if any, remaining after payment of all liabilities of the company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that the company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock’s rights to the company assets in the event of a liquidation, dissolution or winding up of the company and priority and rights with respect to any dividends.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Common Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

We reply upon intellectual property protection to provide unique student experience on our learning platform, provide student accountability, and career mentorships.

The company’s profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.  There can be no assurance that (i) any company-related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States.  Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally-generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering, but there can be no assurance that positive cash flow will ever occur.   There can be no assurance that the company will sell the maximum number of shares offered in this offering, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company’s working capital requirements may significantly vary from those currently anticipated.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses.

COVID has not had a major effect (positive nor negative) on how we acquire live-cohort students into our programs. COVID has postponed our in-person learning experience in our classroom from April 2020 to Q1 2022.

While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers’ health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customer cancellations or a material reduction in our retention rate, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic down turn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Common Stock and Preferred Stock, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products. We have made efforts to address these issues and believe we will avoid them in the future.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

Risks Related to the Securities in this Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.

Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

The buyback of shares from certain stockholders will not be used for the company’s purposes.

We plan to use $9,261,779 in net proceeds from sales of Units to buy back the shares of certain of our stockholders. All such proceeds will not be used or available for use by the company in furthering its business objectives.

Investors that purchase Units in this Offering later in this Offering period will have a shorter exercise period for their Warrants than investors that purchase closer to the qualification date of this Offering.

The Warrants that comprise part of the Units being sold in this offering are exercisable within 12 months of the qualification date of this Offering Circular by the SEC. For example, if you purchase the Units in this Offering 3 months after the qualification date of this Offering, you will have 9 months to exercise the Warrants you receive as part of your Units. However, if you invest in this Offering 10 months after the qualification date, you will only have 2 months to exercise the Warrants you receive as part of your Units. You should be aware of the amount of time you have to exercise the Warrants you purchase in in this Offering, especially if you invest later in this Offering period, as the Warrants will expire and no longer be exercisable into equity securities of the company after 12 months have passed from the date of the qualification of the Offering Statement of which this Offering Circular forms a part.

If you purchase our Unit in this offering, you will incur immediate dilution in the book value of your shares.

You will suffer immediate dilution in the net tangible book value of the shares of Class B Common Stock you purchase in this offering, see “Dilution.”

Investors will be holders of Class B Common Stock and we have issued other classes of stock that have preferential rights over shares of Class B Common Stock.

The shares of Class B Common Stock are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, approving a stock option plan or expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Furthermore, holders of our Preferred Stock have preferential rights to dividends and amounts distributed in a liquidation. In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid and after payment to the holders of our Preferred Stock. Investors in this Offering will not have these rights and, therefore, in an event of liquidation or winding up of the company, investors in this offering would have a greater risk of loss of their investment than other shareholders in our company. See “Securities Being Offered” for a discussion of the relative rights of the holders of our capital stock.

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid within the last year, or to be paid, by existing shareholders and option-holders.

Class of Security (1)	Date Issued	Number of Shares Issued		Potential Shares (# of shares upon conversion or exercise)	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock:
Class A Common Stock	2016-2018, 2020	51,433,895	(1)		51,433,895	$0.000705
Preferred Stock:
Series A-1 Stock (3)	2018	63,494,750			63,494,750	$0.2362
Series A-2 Stock (3)	2018	547,885			547,885	$0.2362
Series A-3 Stock (3)	2018	7,733,945			7,733,945	$0.1329
Series A-4 Stock (3)	2018	9,279,690			9,279,690	$0.0997
Series A-5 Stock (3)	2018	8,651,805			8,651,805	$0.0665
Series A-6 Stock (3)	2018	5,417,115			5,417,115	$0.0554
Series A-7 Stock (3)	2018	5,078,990			5,078,990	$0.0443
Options:
2016 Stock Option Plan				48,361,925	48,361,925	$0.0800
Total Common Share Equivalents (4)		151,638,075		48,361,925	200,000,000	$0.1104
Investors in this Offering, assuming $36,000,000 million raised				36,000,000	36,000,000	$1.00
Total after inclusion of this Offering (3)		151,638,075		84,361,925	236,000,000	$0.25

(1)	The share numbers in this table reflect the number shares to be outstanding after the planned Stock Split of the company described in the “Securities Being Offered - Description of Capital Stock” section of this Offering Circular is effected.
(2)	48,361,925 shares of the company’s Class A Common Stock are eligible for issuance pursuant to the company’s employee stock option plan. As of July 1, 2021, 35,140,480 options or restricted shares have been issued under such plan. Assumes conversion at exercise price of all outstanding options.
(3)	The company has assumed that the Preferred Stock will be converted on a one-to-one basis into shares of Class A Common Stock, subject to certain conditions.
(4)	Does not include shares issuable upon the conversion of the SAFE agreements.

No shares were issued to officers, directors and affiliates in the past year.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFE agreements, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes and SAFE agreements into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes and SAFE agreements that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 36,000,000 Units on a “best efforts” basis. Each Unit consists of:

●	one share of Class B Common Stock, and

●	one Warrant to purchase 1/2 share of Class B Common Stock at an exercise price of $2.00 per share, subject to customary adjustments, over a 12-month exercise period following the date of qualification of this Offering.

The shares of Class B Common Stock and the Warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. The minimum investment is $1,000, or 1,000 Units. Of the 54,000,000 shares of Class B Common Stock available under the Offering Statement of which this Offering Circular forms a part, up to 18,000,000 of such shares are issuable upon exercise of the Warrants.

The cash price per Unit is $1.00 and the minimum investment is $1,000.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website, invest.ngt.academy and on its own website.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Assessment of selection criteria for online communication channels and review of online communications for compliance with applicable rules.

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore fees consisting of the following:

●	$5,000 advance payment for out of pocket expenses.

●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

●	$11,750 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the Commission has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to Dalmore pursuant to the 1.5% commission would be $540,000 for a fully-subscribed offering. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

Perks

The company will provide certain investors in this offering the following perquisites (“Perks”). At stepped investment levels, the company plans to offer certain Perks listed below at various levels of investment.

Level Type	Amount invested	Perk
Level 1	$2,500	NGT Academy Swag Box*
Level 2	$5,000	NGT Academy Swag Box* + 10% Discount to any product or service valued up to $25,000
Level 3	$10,000	NGT Academy Swag Box* + 15% Discount to any product or service valued up to $25,000
Level 4	$25,000	NGT Academy Swag Box* + 20% Discount to any product or service valued up to $25,000
Level 5	$100,000	NGT Academy Swag Box* + 20% Discount to any product or service valued up to $25,000 + 1 IT Certification Bootcamp Voucher valued at up to $5500
Level 6	$250,000	NGT Academy Swag Box* + 20% Discount to any product or service valued up to $25,000 + 1 IT Certification Bootcamp Voucher valued at up to $5500 + 1 Full Ride Scholarship Voucher to any of our immersive programs valued up to $25,000.
Level 7	$500,000	NGT Academy Swag Box* + 20% Discount to any product or service valued up to $25,000 + 1 IT Certification Bootcamp Voucher valued at up to $5500 + 2 Full Ride Scholarship Vouchers to any of our immersive programs valued up to $25,000 + Exclusive Dinner with the Founders and exec team in Scottsdale, AZ. Travel and hotel included booked by NexGenT, Inc. Redeemable at Grand Opening of NGT Academy Campus in Q2 of 2022.

*	NGT Academy Swag Box will consist of NGT Academy T-shirt, Stickers, Magnet

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the Perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any Perks before investing.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the escrow account to be setup by the company’s escrow agent, Prime Trust, LLC (the “Escrow Agent.”) The funds tendered by potential investors will be held by the Escrow Agent in a segregated account exclusively for the company’s benefit. Funds will be transferred to the company at each Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding their principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be release by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the shares or the shares comprising the shares, nor approved, endorsed or passed upon the merits of purchasing the shares. Dalmore is not participating as an underwriter and under no circumstance will it recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the hares nor approved, endorsed or passed upon the merits of purchasing the securities. The company has agreed to pay the Escrow Agent:

Prime Trust is a Nevada registered trust company that offers escrow services as well as an integrated technology platform for processing investment transactions. The company has agreed to pay Prime Trust: (i) technology transaction fee of $2.50 per for each subscription processed regardless if the company accepts the investment, (ii) $250 for escrow account set up fee, (iii) $25 per month for so long as the offering is being conducted, (iv) for investments over $2,000, $2 per domestic investor (individual) and $5 per domestic investor (entity) for anti-money laundering check (up to $60 for international investors (individuals) and $75 for international investors (entities)), (v) $3.00 per investor (one-time accounting fee upon receipt of funds), and (vi) any applicable fees for fund transfers (ACH $1, check $10, wire $15 or $35 for international).

Transfer Agent

The company has also engaged Computershare Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company (the “Transfer Agent”), a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity.

Custodian

We have engaged Prime Trust, LLC to serve as the Custodian for the securities in this Offering. The form of custody account agreement can be found in Exhibit 3.1 the Offering Statement of which this Offering Circular forms a part.

Warrant Agent

We have engaged Computershare to act as the Warrant Agent for the Warrants pursuant to a Warrant Agreement. The form of Warrant Agreement can be found as Exhibit 3.2 to the Offering Statement of which this Offering Circular forms a part.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Market Stand-Off

Our subscription agreement contains a “market stand-off” provision, whereby investors will agree to a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering (IPO) and ending on the date specified by the company and the managing underwriter of the IPO, holders agree not to transfer any shares of stock of the company without the prior written consent of the managing underwriter. Holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of Units in this offering is $72,000,000 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering). The net proceeds from the total maximum offering to the issuer are expected to be approximately $71,325,000, after deducting the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the offering). Our estimated offering costs of $675,000 include a deduction of 1.5% of the total gross proceeds for commissions payable to Dalmore on all the shares being offered. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 20%, 40%, 70% and 100% of the shares offered for sale in this offering. The table does not include costs to market the offering nor credit card processing fees.

	20%	40%	70%	100%
Research & Development	$2,000,000	$3,080,109	$4,563,418	$7,438,418
Cyber Talent Market Place	$400,000	$665,635	$1,140,294	$1,740,294
Development of augmented reality and virtual reality cyber training environments	$885,000	$1,472,717	$3,086,318	$4,288,818
New Cyber Programs Development	$1,000,000	$1,912152	$3,425,367	$4,175,367
New Hires	$1,405,000	$2,338,042	$4,005,281	$6,112,781
Campus & Cyber Center Infrastructure Buildout	$1,575,000	$2,620,937	$4,489,906	$6,852,406
Working capital	$3,000,000	$4,992,261	$8,552,202	$13,052,202
Marketing	$2,500,000	$4,160,217	$7,126,835	$10,876,835
Mergers & Acquisition	$1,500,000	$2,496,130	$4,276,101	$7,526,101
Share Buy Back	$-	$4,791,800	$9,261,779	$9,261,779
Total	$14,265,000	$28,530,000	$49,927,500	$71,325,000

This expected use of the net proceeds from this offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and reserves the right to change the estimated allocation of net proceeds set forth above.

We believe that if we raise the maximum amount in this offering, that we will have sufficient capital to finance our operations for at least the next 36 months. However, if we do not sell the maximum number of shares offered in this offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 36-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

If the company sells more than $23,738,200 in gross proceeds from the sale of Units and/or the exercise of Warrants, it will spend the next $9,261,779 of its proceeds to buy back shares from certain shareholders after termination of the offering and completion of all closings. If the company receives gross proceeds in excess of $23,783,200 in gross proceeds, it intends to purchase shares of existing shareholders at the same price in this offering ($1). If the company does not receive net proceeds in excess of $23,783,200 in gross process, the company will not use any of the proceeds to buy back any shares from existing shareholders. Assuming this offering is fully subscribed, the company expects to purchase $9,261,779 worth of shares from existing investors, including the CEO and CAO; if less than this amount is raised, the company will have full discretion to decide as to the number of shares and shareholders to buy back shares from.

Share Buy-Back

Redeemed Stockholder	Class of Stock	Current holdings	Shares available for repurchase	Value
Altos*	Series A-1 Preferred Stock	29,630,885	2,444,545	$2,444,545
SherpaVentures Fund II, LP	Series A-1 Preferred Stock	19,477,250	1,606,873	$1,606,873
Terry Kim	Class A Common	23,934,085	3,451,771	$3,451,771
Jacob Hess	Class A Common	10,006,395	1,469,840	$1,469,840
Hugo Pereira	Class A Common	1,000,000	82,500	$82,500
Bernado Cotrim	Class A Common	250,000	41,250	$41,250
Daiki Kohara	Class A Common	2,000,000	165,000	$165,000
TOTAL		86,298,615	9,261,779	$9,261,779

*	Altos Ventures owns 5,926,177 Series A-1 Preferred Shares through 9 different affiliated funds. The following is a list of the funds the and the number of shares subject to buyback from each such fund:

●	Altos Hybrid 2 BF, LLC	71,898 shares
●	Altos Hybrid 2 BL, LLC	71,898 shares
●	Altos Hybrid 2 D, LLC	287,593 shares
●	Altos Hybrid 2 N, LLC	143,797 shares
●	Altos Hybrid 2 P-FIO, LLC	136,607 shares
●	Altos Hybrid 2 P-M, LLC	111,443 shares
●	Altos Hybrid 2 P-MSF, LLC	111,443 shares
●	Altos Hybrid 2 V, LLC	287,593 shares
●	Altos Hybrid 2, L.P.	1,222,273 shares

The company reserves the right to change the use of proceeds at management’s discretion.

THE COMPANY’S BUSINESS

Purpose, Vision, & Mission

NGT Academy’s mission is to train 1 million cyber security professionals by 2030. We aim to do so by providing access to cutting edge technology and hands on, project-based training that prepares the next generation of cyber security professionals to defend the world from cyber-attacks. Our vision is to offer products and services that empower educators and students worldwide to thrive doing what they love.

Business Overview

The company was incorporated in Delaware on May 2, 2016. NexGenT was founded by two Air Force veterans who trained thousands of engineers for the military with top security clearances. They have combined the military-style training philosophy of job readiness with over 40 years combined working experience across network engineering, cyber security, and systems engineering at the U.S. government, Cisco Systems, Arista Networks, and Dimension Data, into an immersive program to get people into careers in cyber and network security.

NexGenT’s business plan has always been to build from the ground up. The journey begins with an aspiring cyber professional exploring a career in Information Technology. By offering immersive job readiness training programs our goal is to take aspiring professionals from zero to engineer in a matter of months versus two to four years of college. A student earning their first role, whether on their own efforts or through our job placement program, which includes career coaching and access to our employer network, is just the first milestone on their path to success with NexGenT. Students can continue to train with us, obtaining new industry certifications and specializations, as they move from apprenticeship/associate level to journeyman and beyond. After finding product market fit and a model to scale for our live cohort programs, NGT Academy has developed and continues to expand its cyber training products to serve students throughout their career by having employers pay for all the costs. With the initial training and ongoing training throughout an individual’s career, we predict the lifetime value of our students’ education is higher than the initial cost of our programs and IT training continues throughout the IT career of our students. The typical IT professional stays in the IT industry for over 20 years.

Our job-ready training program and in-person certifications help people master the most in-demand engineering skills so that they can land a job in cyber security. We are also all about community and have hosted a yearly conference called NGT.LIVE that brings cyber professionals together where they can learn the latest trends, skills, and network amongst their peers and future employers.

Over the next three years, our vision is that NGT Academy will become the premier hub connecting the entire cyber training and talent ecosystem with product offerings for classroom instruction (live online and in person), job placements, employer network solutions, enterprise IT departments, colleges & universities, Department of Defense contracts, and outsourced IT staffing needs.

Product Offerings

Live Cohort Programs and Bootcamps.

NGT Academy provides live instructed, cohort-based training programs and certification bootcamps. In 2021, NGT Academy provides the following three tracks:

●	Full stack network security engineering

●	Cyber security specialization

●	Consulting sales engineering

We plan to continue to expand the program offerings across other high demand specializations across cyber security.

The goal of our 20-30 week live cohort training programs is to supply students with knowledge, real world training and industry recognized certification to launch their cyber careers.

Application Process and ISA. Our live cohort training programs and bootcamps require and application. After completing an application, students are instructed to take four assessment tests (cognitive, aptitude, typing, personality) and pass an introductory pre-requisite training course. The admissions process concludes with two rounds of phone and video interviews. Once accepted, students will be qualified for our income sharing agreement program which takes zero tuition upfront and collects a percentage of a student’s income for up to 4 years (with a tuition cap) only once the student secures a job making at a minimum annual salary (the “ISA”). The collection percentages and average annual salary vary depending on program, but currently tend to be between 91%-95% for the collection percentages, and $57,500 for average annual salaries.

Programs and Post-Program Support. Students participate in live online cohort training courses, complete in-house, enterprise level projects and labs, and obtain multiple industry recognized IT certifications. Additionally, all of our students receive career services training (job search, application, and interview skills) and 1-on-1 coaching throughout their program. Upon graduation, students can get matched with employers seeking job ready, certified IT professionals via our placement program and B2B employer network partners. Once our talent marketplace platform launches, our job matching services will be even more robust.

Customized Enterprise IT Training

We offer a robust catalogue of learning modules to create customized training programs to meet the needs of our enterprise partners in corporate IT, government and even as partnership or joint ventures with traditional colleges and universities.

Planned Services:

Talent Marketplace.

The company intends to launch a talent marketplace in late 2022 or early 2023. This marketplace and our matchmaking services will charge up to 10% of employee’s base salary as a recruitment fee for recruiters or companies to find their top IT talent.

100% Tuition Free Veteran Scholarship (Employer Sponsored).

Launching in 2022, NGT Academy is offering a full-ride veteran scholarship to help qualified service members transition from military careers into secure, well-paying civilian careers in the technology sector. Accepted students receive enrollment into one of NGT’s flagship academic programs, including student housing in our downtown Phoenix headquarters during the duration of the academic program, at no cost to the student. Upon completion, students begin an associate level career path with their sponsoring employer. This initiative serves students and employers alike by supplying our veterans with the necessary skills and certifications to compete in the technology job market while providing employers with early access to top emerging talent.

Employer sponsored students are obligated to work for any one of our sponsored employers in our network for a 2 year commitment upon graduation and must be willing to re-locate any major metro area in the USA. That said, the sponsoring employer is not obligated to employ the student for the full 2 years. The sponsoring employer may terminate the employer-employee relationship at any time and at their sole discretion. NGT Academy will make every reasonable effort to pre-match students to employers prior to the training start date. If student terminates their employment with their sponsorship employer prior to the 2-year commitment, the student agrees to pay the employer a pro-rated amount of the total tuition amount (up to $25,000).

Virtual Learning Environments.

NexGenT is in the process of building our virtual reality learning environments to help students experience immersive training remotely blending offline to online. For example students will be able to take virtual field trips to data centers and or perform scavenger hunts to aid the learning experience with virtual reality.

Next Generation Campus.

We are re-imagining the next generation campus which is coming soon in Q2 of 2022 where we anticipate producing top tier cyber talent for enterprises growing demand. This facility will scout, recruit, and hand select the top students for the next generation cyber workforce creating a top elite cyber school where students can transform their lives in months rather than years of traditional college. The NGT Academy campus will have 81 student housing units built, a food court, day care, wellness, and training; an all in one experience where students can live, train, eat, learn, and level up all in one building

Our Advantage

Students from all walks of life can apply to our programs that may have not been easily accessible to them due to the high rising costs of college education. In fact students in the United States have accumulated over $1 trillion dollars in student loan debt over the past decade alone, now totaling $1.7 trillion. It takes the average student 20 years to pay off their loans. We believe that the ISA is disruptive to this crisis by offering our students a zero-tuition upfront option in exchange for 10% of their future income for 4 years. In addition to this, we also offer 100% employer sponsored tuition programs for eligible students who in exchange commit to work for the employer for two years. We believe education should be accessible for everyone and that the ideal education system should be based on real world skills training that employers demand. And lastly, it cannot leave people in large amounts of debt with degrees that do not prepare them to be job ready.

At the core of NGT Academy programs are hands-on, real world simulations.  In our full stack network security engineering program we require students to complete three different enterprise projects commonly needed by companies and their IT/Engineering teams. In our cyber security program students learn how to use the industry’s most prevalent cyber security tools in a series of labs and red/team blue team exercises.

In addition to hands-on learning, students will get 1-on-1 guidance from a career services professional who helps with resumes, cover letters, self-marketing and interview practice.

Lastly students will be invited to join an employer network with well over 100 employers (and growing) to help students find job placement in a timely fashion.

In addition, we believe some of our planned expansions including: our talent marketplace, planned campus, our virtual learning programs, and enabling employers to pay for the training programs will further differentiate us from our competitors.

Market

Our services are primarily aimed at individuals seeking to secure networking and cybersecurity jobs or advance their skills. There will be 3.5 million unfilled cyber security jobs by end of 2022.

Total Cyber Security Job Openings in 2021 in US as of Oct 2021: 464,420 Openings

On top of the cyber skills gap job market, the edtech market, which consists of companies that introduce IT tools into the classroom to help enhance the learning experience, is primed for acceleration to a global digital annual expenditure of $227 billion in 2020 to $404 billion by 2025.

Competition

The IT education industry is highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. However, we compete on the basis of our differentiation as a hands-on educator and with over 40 years working experience across networking, cyber security, and systems engineering. The founders have deep domain expertise across cyber and network security having trained thousands people in the military and in the civilian sector.

We compete with following:

●	3-9 Month Live-Cohort Programs. The company competes with competitors like Evolve Security, New Horizons, Global Knowledge, InfoSec Institute, Udacity and General Assembly who offer 3-9 month IT training programs.

●	Low-cost Courses or Video Base Training Alternatives. Coursera, Udemy, Pluralsight and Cybrary are just a few of the other companies we compete against. These companies offer low-cost, individual courses to their customers. We distinguish ourselves from these competitors by offering LIVE, hands-on, real world simulations and training environment that these low-cost providers can’t match.

●	Large Education Institutions. The company also competes with traditional universities that offer bootcamps such as Ed.xpro from MIT, Cybersecurity Bootcamp from Arizona State and the Cybersecurity Boot Camp at University of Texas.

Employees

We have 37 full-time employees and 2 part-time employees.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Typically our industry is regulated at the state level. NGT Academy provides online and in-person training at our campus located in downtown Phoenix. NGT Academy is approved to operate as a Private Postsecondary Education school by the State Board of Arizona.

Intellectual Property

We don’t have any patent filed for our business. We do have trademarks filed.

Serial Number	Mark Name	Latest Status
87452699	FSNA	12/26/2017 - REGISTERED
87452731	ZERO TO ENGINEER	12/12/2017 - REGISTERED
87452759	NEXGENT	12/12/2017 - REGISTERED

Litigation

The company is involved in a lawsuit involving a lease with its former landlord, Hudson Gateway Place, LLC, brought by the landlord’s assignee, Creditors Adjustment Bureau, Inc., in the Superior Court of Santa Clara County, California. The lease was for the company’s previous space in San Jose, California, which the company was forced to leave in 2020. The complaint alleges breach of contract and sought money damages of approximately $246,000, as well as costs, attorneys’ fees, and other appropriate relief.

There are no other current legal proceedings against the company.

The Company’s Property

The company leases its office space in Phoenix, Arizona. The company leased the office space in 2021. The lease is for 5 years with an option to purchase the office space until December 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on May 2, 2016. The company offers military grade cyber security and network engineer training programs. The company’s business model is to sell its programs directly to consumers. Most of our recent customers enter into an income sharing arrangement with the company. The company also offers its programs to enterprise customers for training and hiring purposes.

The company receives revenues from our customers for providing educational services and related finance revenue associated with Income Sharing Agreements (ISA). Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Results of Operations

The following represents our performance highlights:

Results of Operations for the six months period ended June 30, 2021 compared to the six months ended June 30, 2020

The following summarizes the results of our operations for the six-month period ending June 30, 2021, as compared to the six-month period ending June 30, 2020:

	Six-month Period Ended June 30,
	2021	2020	$ Change
Revenues	$2,304,699	$1,147,236	$1,157,463
Cost of revenues	$899,672	$275,078	$624,594
Gross Profit	$1,405,027	$872,158	$532,869
Total operating expenses	$3,042,840	$2,357,174	$685,666
Operating loss	$(1,637,813)	$(1,485,016)	$(152,797)
Total other (income) expense	$(90,180)	$36,627	$126,807
Loss before provision for income taxes	$1,547,633	$1,521,643	$25,990
Provision for income taxes	$11,723	$9,250	$2,473
Net loss	$1,559,356	$1,530,893	$28,463

Revenues

Revenues increased by $1,157,463 (or 100.9%) to $2,304,699 for the six-month period ended June 30, 2021 (“Interim 2021”) from $1,147,236 for the six-month period ended June 30, 2020 (“Interim 2020”). The increase in revenue occurred because both the number of students enrolled in our live, online cohort-based training programs and the number of students graduated from our programs increased along with the number of ISA contracts signed by those students (see ISA Model below for subsequent information In addtion, the number of full-pay students increased.

Cost of Revenues

The cost of net revenues increased by $624,594 (or 227.1%) to $899,672 in Interim 2021 from $275,078 for Interim 2020. The increase in cost of revenues was due to the addition of personnel to our academic training team as well as the addition of practice lab expenses, practice exams expenses, and welcome kits expenses to our live, online, cohort-based instruction programs. Our gross margins were 61% and 76% in Interim 2021 and Interim 2020, respectively. The change in gross margins was due to the added expenses described above.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company recorded total operating expenses of $3,042,840 in Interim 2021 compared with $2,357,174 in Interim 2020. The increase of $685,666 (or 29.1%) in our total operating expenses resulted largely from an increase in sales and marketing expenses and increases in general and administrative expenses. The increase in general and administrative expenses was due to scaling the team with relevant hires on our marketing and growth team, career services team, admissions team, and B2B enterprise sales team.

Other Income and Expenses

In addition, the company had other income of $90,180 in Interim 2021, while during Interim 2020 had an other expense of $36,627. The other income related to interest income earned from notes receivable (see NOTE 3 – Notes Receivable below). The other expense in 2020 primarily related to one time production fees paid to the television show Military Makeover in order to be featured on the show.

Net loss

Accordingly, the company’s net loss increased to $1,559,356 in Interim 2021 from $1,530,893 in Interim 2020.

Results of Operations for the fiscal ended December 31, 2020 compared to the fiscal ended December 31, 2019

The following summarizes the results of our operations for our fiscal year ended December 31, 2020, as compared to the fiscal year ended December 31, 2019:

	Fiscal Year Ended December 31,
	2020	2019	$ Change
Revenues	$2,837,386	$2,533,740	$303,646
Cost of revenues	$1,630,790	$808,502	$822,288
Gross Profit	$1,206,596	$1,725,238	$(518,642)
Total operating expenses	$4,458,517	$5,560,390	$(1,101,873)
Operating loss	$(3,251,921)	$(3,835,152)	$(152,797)
Total other (income) expense	$(45,545)	$(1,544)	$44,001
Loss before provision for income taxes	$3,206,376	$3,833,608	$(627,232)
Provision for income taxes	$800	$800	$0
Net loss	$3,207,176	$3,834,408	$(627,232)

Revenues

Revenues increased by $303,646 (or 12%) to $2,837,386 for the year ended December 31, 2020 (“Fiscal 2020”) from $2,533,740 for the year ended December 31, 2019 (“Fiscal 2019”). The increase in revenue occurred because in February 2020 we changed the way our educational services were delivered. We went from a self-paced instruction format to a live, online, cohort-based training format. The pricing structure of our educational services was also changed resulting in a lower number of students being trained but at higher revenue per student. In addition, we introduced the ability for students to pay nothing upfront for our educational services by offering the option to sign an ISA contract. This new business model was fundamentally different from the 2019 business model and resulted in increased 2020 revenue due to the pricing structure increase.

Cost of Revenues

The cost of net revenues increased by $822,288 (or 101.7%) to $1,630,790 in Fiscal 2020 from $808,502 for Fiscal 2019. The increase in cost of revenues was due to the addition of personnel to our academic training team as well as the addition of practice lab expenses, practice exams expenses, and welcome kits expenses to our live, online, cohort-based instruction programs. Our gross margins were 42.5% and 68.1% in Fiscal 2020 and Fiscal 2019, respectively. The change in gross margins was due to the added expenses described above.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company recorded total operating expenses of $4,458,517 in Fiscal 2020 compared with $5,560,390 in Fiscal 2019. The decrease of $1,101,873 (or 19.8%) in our total operating expenses resulted largely from a year-over-year decrease of $2,071,863 in sales and marketing expense as we tried new marketing channels and optimized marketing expense metrics tracking. The decrease was partially offset by increases in general and administrative expenses and research and development costs of $914,168 and $55,822, respectively. The increase in general and administrative expenses was due to scaling the team with relevant hires on our marketing & grow team, career services team, admissions team, and B2B enterprise sales team as well as expenses relating to hosting our first remote user conference.

Net loss

Accordingly, the company’s net loss decreased to $3,207,176 in Fiscal 2020 from $3,834,408 in Fiscal 2019.

Liquidity and Capital Resources

As of the date of this Offering Circular, we have primarily been funded from revenues generated by the sale of our products, the sale of our securities, and our Series A funding  proceeds as well as the sale of $525,000 in SAFE agreements. As of June 30, 2021, the company had approximately $3,627,789 in cash and cash equivalents on hand. We believe that the proceeds from this offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 60 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our remaining focus in 2021 will be in preparing for launching NGT Academy’s campus in downtown Phoenix with a grand opening in Q2 of 2022. We plan to recruit the brightest and capable veterans and civilians to join us for our very first elite in-person program across both Network Engineering and Cyber Security Cohorts for a truly all in one campus experience. These students will transform their lives in 4 months where they will train, live, eat, and learn the latest technologies our employers demand.

Along with these activities we plan to recruit for several key c-suite level roles. We also plan to launch over 5 IT certification bootcamps to provide continuous education to our students well after they finish our immersive programs. We will also start the R&D process for evaluating other programs we will create including but not limited to Block Engineering, Cloud, Machine/AI Learning, Technical Sales, Data Science, and Software Engineering.

Our key planned activities and milestones to achieve our next 18-month plan of operation includes the following:

-	Focus on getting to cash flow positive
-	Hiring experienced C-level suites
-	Hiring more trainers and preparing for adding cyber additional programs
-	Launching our FREE Basic cyber training bootcamp for online
-	Launching our Systems Engineering track
-	Winning several key government IT training contracts
-	Launching over 10+ Cyber Certification Bootcamps
-	Building v2 of our Learning Management System and building AI into it to maximize learning retention, accelerate training, and enhancing the online learning experience
-	Preparing for Expansion to central and east coast locations
-	Expand our campus in greater metro Phoenix
-	Launch our apprenticeship programs with our partners
-	Acquire smaller companies to accelerate growth
-	Lastly launching our ‘Project VNOC’ using Virtual Reality to Blend Offline to Online

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Terry Kim	Chief Executive Officer	43	2016 – Present	Full-time
Jacob Hess	Chief Administration Officer	38	2016 – Present	Full-time
Robert Kao	Chief Operating Officer	41	2019 - Present	Full-time
Directors:
Terry Kim	Director	43	2016 – Present	N/A

Jacob Hess	Director	38	2016 – Present	N/A

Terry Kim, Chief Executive Officer, Director:

Terry Kim is the Co-Founder and CEO of NexGenT Inc and NGT Academy creating job ready certified engineers trained on the latest technologies. Prior to founding the company, Mr. Kim has been in the IT industry for over 22 years and is passionate about inspiring, creating, and empowering the next generation IT workforce. He has worked for Cisco Systems as a Systems Engineer and Arista Networks and has trained thousands of IT engineers for the military while serving in the U.S. Air Force. Mr. Kim has also been through three startup business accelerator programs (Atlanta Ventures Accelerator, AngelPad and YCombinator), where he has furthered his knowledge in starting and growing companies.

Jacob Hess, Chief Academic Officer, Director:

Jacob Hess is Co-Founder, Chief Academic Officer, and Technical Instructor at NexGenT. Before founding NexGenT with Terry Kim in 2016, Jacob was a Systems Engineer at TekLinks Inc (2014 - 2016), Chief Operating Officer at CheckAction LLC (2013 - 2014), Network Engineer at Keesler Federal Credit Union (2008 - 2013), and a Technical Instructor at the United States Air Force (2001 - 2008) where he taught up and coming Network Engineers for the military. Jacob holds an AAS in Electronic Systems and an AAS in Technical Instruction along with a Teaching Practicum, and holds multiple IT certifications such as the Cisco Certified Network Professional from Cisco Systems. Jacob has also been through three startup business accelerator programs (Atlanta Ventures Accelerator, AngelPad and YCombinator), where he has furthered his knowledge in business development. As CAO at NexGenT, Jacob oversees the Academic Group, training program development, student success, and the instructor team. Jacob is also an instructor himself, and participates in instruction as well as course and program development in addition to overseeing the Academic Group.

Robert Kao, Chief Operating Officer

As COO, Robert oversees growth and product development. He has over 15 years as a serial entrepreneur founding multiple companies in mobile security and logistic software. Prior to joining NGT Academy in September 2019, Robert has held many positions overseeing growth of various business units. From 2018 to 2019, he served as the General Manager growing B2B business at CommonBond, a student loan refinancing company. Prior to that, Kao has helped portfolio companies grow at Citi Ventures from 2016 to 2018.

A developer at heart, Robert started out his career developing financial trading systems and BlackBerry apps for investment banks. Robert’s passion for helping others also led him to co-author many self-help tech titles and advise other startups entrepreneurs. Robert graduated from Columbia University and currently enjoys spending his spare time with wife and kids playing tennis and golf.

Steve Tarr, Director of Finance

Steve Tarr is the Director of Finance & Operations for NGT Academy. He is a business improvement and growth specialist with a strong financial organization, analysis, and reporting background. Steve has over 25 years of private equity, business management, and start-up experience. Prior to joining NGT Academy in February 2020, Steve was the CFO for Austin, TX based Amplifier where he helped scale revenue from $4M to over $18M in 4 years. Before Amplifier, he spent time as Head of Finance at SmithCo Investments, a Private Family Office, and as a Managing Director at Prime New Ventures, a $150M Austin-based VC group. In addition, Steve was a Founding Partner of Dominion Equities, L.P., a Private Equity consulting group, where he actively provided business, financial, and fundraising strategy to emerging growth companies for 15 years.

Steve graduated with Honors in 1991 from the University of Tulsa where he received a BS in Economics & Mathematics. In 1995, he also received his MBA with a concentration in Finance & Entrepreneurship from the McCombs Graduate School of Business at the University of Texas in Austin.

Zach Samuels, Director of Admissions

Zach Samuels joined NGT Academy in May 2018 and has overseen the evolution of the student enrollment process with the company. His mission is to standardize a multi-layer admission process that captures a high quality, motivated student.

Zach has 10 years of sales and marketing experience with 5 of those years coming in leadership positions. Zach is a specialist in sales process and sales coaching. Prior to joining NGT Academy, Zach worked as the Director of Sales and Marketing for a San Diego based sports apparel startup called Maxim Athletic (2015-2018) where he raised average sales agent bookings by 48%. Zach has also worked as a staffing consultant for Cisco’s Data Center and Collaboration Technologies teams (2013-2015).

Born and raised in the San Francisco Bay Area, Zach graduated with a Bachelor’s in Business Economics from the University of California, Santa Barbara where he also earned a full scholarship to play Division 1 baseball.

Curt Cornum, Vice President of Technology Services

Curt Cornum joined NGT Academy in October of 2020 as the Vice President of Technology Services. His mission is to build a profitable services organization that provides well-trained and cost-effective cybersecurity and network consultants to our clients while also accelerating the field experience and marketability of our top graduates.

Prior to joining NGT Academy, Curt held leadership positions with a Fortune 500 IT Reseller and a global network equipment manufacturer. Curt has also done strategic consulting work and provided technical thought leadership for financial services and high-tech manufacturing clients.

A native of Arizona and a former U.S. Marine, Curt graduated Summa Cum Laude from Arizona State University with a bachelor’s degree in Business.

Michael Nobiletti, Head of Employer Relations & Business Development

At NGT Academy, Michael leads the B2B sales team in selling our training and hiring solutions into enterprise organizations. He is an entrepreneur and sales leader with 15 years of experience, specializing in talent acquisition and development. He started his career selling recruitment solutions at Yahoo! HotJobs before founding Rollinglobe, an online travel platform turned recruitment firm for the world’s largest travel agencies. Rollinglobe was one of only ten companies selected to join NYC-based tech accelerator, Entrepreneurs Roundtable Accelerator, in the winter of 2015. Michael holds a Bachelor’s of Science degree from Fairfield University in Marketing with a concentration in Integrated Communications.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 we compensated our directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Terry Kim	Chief Executive Officer	$250,000	--	$250,000
Jacob Hess	Chief Administration Officer	$150,000	$10,000	$160,000
Robert Kao	Chief Operating Officer	$210,000	--	$210,000

For the fiscal year ended December 31, 2020, we did not pay our directors in their capacity as directors. There are two directors in this group.

As of the date of this offering, we have no current plans to amend the compensation of our directors and executive officers.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of July 1, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common Stock	Terry Kim	23,934,085 shares of Class A Common Stock	17,905,595 Options	60.34%
Common Stock	Jacob Hess	10,006,395 shares of Class A Common Stock	7,809,885 Options	30.07%
Common Stock	All executive officers and directors as a group (3 individuals)	33,940,480 shares of Class A Common Stock	28,215,480 Options	78.04%
Series A-1 Preferred Stock	Altos Ventures (3)	29,630,885 shares of Series A-1 Preferred Stock	0	46.67%
Series A-1 Preferred Stock	SherpaVentures Fund II, LP	19,477,250 shares of Series A-1 Preferred Stock	0	30.68
Series A-2 Preferred Stock	YC Holdings II, LLC	507,920 shares of Series A-2 Preferred Stock	0	92.71%
Series A-3 Preferred Stock	G Ventures II, LP	1,880,825 shares of Series A-3 Preferred Stock	0	24.32
Series A-3 Preferred Stock	YC Holdings II, LLC	1,880,830 shares of Series A-3 Preferred Stock	0	24.32%
Series A-4 Preferred Stock	Mandra iBase Limited	6,520,865 shares of Series A-4 Preferred Stock	0	70.27%
Series A-4 Preferred Stock	Pioneer Fund – NG LLC	1,003,210 shares of Series A-4 Preferred Stock	0	10.81%
Series A-5 Preferred Stock	5 Parts Investments LLC	1,504,660 shares of Series A-5 Preferred Stock	0	17.39%
Series A-5 Preferred Stock	Bragiel Brothers I, L.P.	1,504,660 shares of Series A-5 Preferred Stock	0	17.39%
Series A-5 Preferred Stock	Mandra iBase Limited	3,761,660 shares of Series A-5 Preferred Stock	0	43.45%
Series A-6 Preferred Stock	Liquid 2 Ventures, L.P.	4,514,265 shares of Series A-6 Preferred Stock	0	83.33%
Series A-6 Preferred Stock	Tri-Lead Capital Inc.	902,850 shares of Series A-6 Preferred Stock	0	16.66%
Series A-7 Preferred Stock	AngelPad Fund IIa, L.P.	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Kevin Moore SSMTT GST Exempt Trust	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Kevin Moore SSMTT GST Nonexempt Trust	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Stuart Pollard	564,330 shares of Series A-7 Preferred Stock	0	11.11%
Series A-7 Preferred Stock	Tidhar Carmeli	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o 135 N. 2nd Ave., 6th Floor, Phoenix, Arizona 85003.
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(3)	Altos Ventures managers shared in the following vehicles: Altos Hybrid 2 BF, LLC, Altos Hybrid 2 BL, LLC, Altos Hybrid 2 D, LLC, Altos Hybrid 2 N, LLC, Altos Hybrid 2 P-FIO, LLC, Altos Hybrid 2 P-M, LLC, Altos Hybrid 2 P-MSF, LLC, Altos Hybrid 2 V, LLC and Altos Hybrid 2, L.P.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 15, 2020, the company lent $50,000 to Staff Ninja, LLC (“Staff Ninja”) pursuant to a signed promissory note (the “2020 Staff Ninja Note”). The 2020 Staff Ninja Note bears simple interest at a rate of 0.15% per annum and matures on December 15, 2022. Staff Ninja is owned and operated by the company’s two founders, Terry Kim and Jacob Hess.

On April 9, 2021, the company lent an additional $50,000 to Staff Ninja pursuant to a signed promissory note (the “April 2021 Staff Ninja Note”). The April 2021 Staff Ninja Note bears simple interest at a rate of 0.12% per annum and matures on April 9, 2023.

On July 14, 2021, the company lent an additional $50,000 to Staff Ninja pursuant to a signed promissory note (the “July 2021 Staff Ninja Note”). The July 2021 Staff Ninja Note bears simple interest at a rate of 0.12% per annum and matures on July 14, 2023.

SECURITIES BEING OFFERED

The company is offering up to 36,000,000 Units, at a price of $1.00 per Unit, each consists of:

●	one share of Class B Common Stock; and

●	one Warrant exercisable to purchase ½ a share of Class B Common Stock.

Our Units will not be certificated and the shares of our Class B Common Stock and the Warrants that are components of such Units will be immediately separable and will be issued separately in this Offering.

The price of our Units has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our Units may not be in any way indicative of the company’s actual value or the value of the Class B Common Stock and/or the Warrants following the completion of this Offering.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants included in the Units. The Warrants are subject in all respects to the provisions contained in the Warrants and the warrant agreement (the “Warrant Agreement”) between us and our warrant agent, Computershare (or “Warrant Agent”), each filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Form

The Warrants will be issued as individual warrants to purchasers of the Units.

Amount

Each purchaser of a Unit will receive a Warrant exercisable into ½ share of Class B Common Stock at a price of $2.00 per share, subject to customary adjustments.

Exercisability

Each Warrant is exercisable to purchase one-half share of Class B Common Stock of the company at any time commencing on the issuance date of the Warrant, and terminating at 5:00 p.m., Pacific Time, on the first anniversary of qualification of the company’s Offering Statement for this Offering. The Warrants may be exercised upon delivery by the Custodian, upon receipt of instructions from a beneficial owner (an investor in this Offering or such investor’s transferee), of an exercise notice at the offices of the Warrant Agent. A Warrant holder may only exercise its warrants for a whole number of shares of Class B Common Stock. No fractional shares will be issued upon exercise of Warrants.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. Exercise of the Warrants will be conditional upon the company maintaining the qualification of an Offering Statement covering such exercise. In addition, the Warrant holders will be subject to a “market stand-off” agreement in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO of the company and ending on the date specified by the company and the managing underwriter of the IPO, Warrant holders agree not to transfer any shares of Class B Common Stock or other securities of the company held by the holders, or securities convertible or exercisable or exchangeable for securities of the company, without the prior written consent of the managing underwriter. Warrant holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Class B Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Class B Common Stock, including any voting rights, until the holder exercises the Warrant.

Amendments

Except as set forth in the Warrant Agreement, the terms of a Warrant may be amended or waived with the written consent of the company and the Warrant holder. The company and the Warrant Agent may amend or supplement the Warrant Agreement without the consent of any holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Warrant Agreement or the Warrants, (ii) evidencing the succession of another corporation to the company and the assumption by any such successor of the covenants of the company contained in the Warrant agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the company for the benefit of the Warrant holders or surrendering any right or power conferred upon the company under the Warrant Agreement, or (viii) amending the Warrant Agreement and the Warrants in any manner that the company may deem to be necessary or desirable and that will not adversely affect the interests of the Warrant holders in any material respect.

Description of Capital Stock

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s amended and restated certificate of incorporation, as amended, and bylaws, copies of which have been filed as Exhibits 2.1 and 2.2, respectively, to the Offering Statement of which this Offering Circular forms a part. For a complete description of the company’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws of the company and to the applicable provisions of Delaware law.

The company has authorized 60,000,000 shares of Class B Common Stock of the company and ended and Restated Certificate of Incorporation, effecting the Stock Split and authorizing the shares of Class B Common Stock. The Amended and Restated Certificate of Incorporation will also designate 63,494,750 shares of the authorized Preferred Stock of the company as “Series A-1 Preferred Stock”, 547,885 shares as “Series A-2 Preferred Stock”, 7,733,945 as “Series A-3 Preferred Stock”, 9,279,690 as “Series A-4 Preferred Stock”, 8,651,805 as “Series A-5 Preferred Stock”, 5,417,115 as “Series A-6 Preferred Stock” and 5,078,990 as “Series A-7 Preferred Stock”. A form of the company’s Amended and Restated Certificate of Incorporation intended to be filed with the State of Delaware prior to the qualification of this Offering is filed as Exhibit 2.1 to the Offering Statement, of which this Offering Circular forms a part.

The rights and preferences of our Class A Common Stock and Class B Common Stock are described below, giving effect to the Stock Split.

We adopted a stock plan on May 17, 2016 (the “Plan”). 48,361,925 shares of the company’s Class A Common Stock are eligible for issuance pursuant to the Plan. As of July 1, 2021, 35,140,480 option grants have been issued under the Plan.

Common Stock

The company has authorized 250,000,000 shares of Class A Common Stock, par value $0.00001 per share and 60,000,000 shares of Class B Common Stock, par value $0.00001. The rights and preferences of the Class A Common Stock and Class B Common Stock are identical, except that the Class B Common Stock does not have any voting rights in the company. As such, the rights of the holders of our Common Stock generally (both Class A and Class B) are summarized below.

Voting Rights

Holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, except that the holders of the Class A Common Stock shall not be entitled to vote on any amendment to the company’s Certificate of Incorporation that relates solely to the terms of the company’s Preferred Stock. Holders of Class B Common Stock have no voting rights, except as required by Delaware law.

Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

●	change the par value of the common stock; or

●	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

The majority of the company’s holders of Common Stock are party to the Voting Agreement between the company and the majority of the company’s capital stock. The material terms of this Voting Agreement are summarized below.

Election of Directors

The holders of the Common Stock, exclusively and as a separate class from the holders of Preferred Stock, shall be elect two directors of the company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Series A Preferred Stock (defined below)), holders of the Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. Any dividends in excess of dividends payable to holders of the Series A Preferred Stock, will be paid ratably among the holders of Common Stock and Series A Preferred Stock on an as-converted basis. The company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future on its Common Stock.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Preferred Stock

General

The company has the authorized seven series of Preferred Stock, and specifically 63,494,750 shares of Series A-1 Preferred Stock, 547,885 shares of Series A-2 Preferred Stock, 7,733,945 shares of Series A-3 Preferred Stock, 9,279,690 shares of Series A-4 Preferred Stock, 8,651,805 shares of Series A-5 Preferred Stock, 5,417,115 shares of Series A-6 Preferred Stock, and 5,078,990 shares of Series A-7 Preferred Stock (together, the “Series A Preferred Stock”). Each series of the Series A Preferred Stock contains substantially similar rights and preferences.

Dividend Rights

The holders of Series A Preferred stock shall be entitled to receive a non-cumulative dividend of 8% per year on the Series A Original Issue Price prior to the declaration or payment of any dividends on shares of Common Stock The “Series A Original Issue Price” which is (i) $0.2362 per share of Series A-1 Preferred Stock, (ii) $0.2362 per Series A-2 Preferred Stock, (iii) $0.1329 per share of Series A-3 Preferred Stock, (iv) $0.0997 per share of Series A-4 Preferred Stock, (v) $0.0665 per share of Series A-5 Preferred Stock, (vi) $0.0554 per share of Series A-6 Preferred Stock, and (vii) $0.0443 per share of Series A-7 Preferred, in each case as adjusted for any stock split, stock dividend, recapitalization, or otherwise. However, the holders of the Series A Preferred Stock may waive this dividend preference by an affirmative vote of the writing consent of the holders of at least a majority of the then outstanding Series A Preferred Stock (voting together as a single class, and on an as-converted basis (the “Requisite Preferred Holders”).

The company shall not declare, pay or set aside any dividends on shares of Common Stock unless a dividend is declared and paid on the Preferred Stock as if all such Preferred Stock were converted into shares of Common Stock.

Voting Rights

On any matter presented to the stockholders of the company, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder.

The majority of the company’s holders of preferred stock are party to the Voting Agreement, Investor Rights Agreement, and Right of First Refusal and Co-sale Agreement between the company and holders of the company’s preferred stock (the “Investor Agreements”). The material terms of Investor Agreements are summarized below.

Voting Agreement:

Agreement to Elect Certain Directors: Pursuant to the Voting Agreement, the parties agreed to vote their shares of capital stock of the company to elect the certain individuals as Directors of the company (three (3) in total). For more information on these terms, see the “Directors, Executive Officers, and Significant Employees” section of this Offering Circular.

Drag-Along Right. The parties to the Voting Agreement agree to a “drag-along provision” related to certain events, such as the sale, merger or dissolution of the company (a “Liquidating Event”). The holders agree that, if the holders of at least a majority of the shares of common stock then issued or issuable upon conversion of Series A Preferred Stock and the holders of a majority of the then outstanding shares of Common Stock then held collectively by YC Holdings II, LLC and by such holders who are then providing services to the company as officers, employees or non-director consultants approve the Liquidating Event, the parties to the Voting Agreement will vote their shares in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to the Liquidating Event, and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the Liquidating Event.

Irrevocable Proxy and Power of Attorney: The shareholders that are party to this agreement agree to grant the President of the company (Terry Kim) a proxy to vote their shares only if they do not vote their shares in accordance with the terms of the Voting Agreement and solely with respect to the following matters:

●	Election of members of the Board of Directors of the company;

●	Increasing the number of authorized shares of Common Stock of the company; and

●	Votes regarding the sale of the company.

The President has no discretion on how to vote the shares pursuant to this proxy, and may only vote the shares according to the terms of the Voting Agreement.

A copy of this agreement is filed as Exhibit 3.3 to this Offering Statement of which this Offering Circular forms a part.

Investor Rights Agreement

Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investor Rights Agreement.

Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) five (5) years after the date of the Investor Rights Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO. Registrable Securities means the Common Stock issuable or issued upon conversion of any Preferred Stock of the company, (ii) any Common Stock, or any Common Stock issued or issuable upon conversion and/or exercise of any Preferred Stock of the company, and (iii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in parts (i) and (ii) above.

Demand Form S-3: If at any time when it is eligible to use a Form S-3 registration statement, holders of at least 30% of the Registrable Securities then outstanding may demand that the company file a Form S-3 registration statement.

Delay of Registration: No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation.

Right of First Offer: If the company proposes to offer or sell any New Securities, the company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates, and (iii) its beneficial interest holders. New Securities means, collectively, equity securities of the company, whether or not currently authorized, as well as rights, options, or warrants to purchase equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. Major Investors are investors that, individually or together with their affiliates, hold at least 2,500,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof.

First Refusal Agreement

Defined terms not otherwise defined herein shall have the meaning ascribed to them in the First Refusal Agreement

Right of First Refusal by Key Holders: The Key Holders, constituting those investors identified on Schedule B of the agreement and any assignees of the same, grants to the company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Election of Directors

The holders of Series A Preferred Stock, voting together as a single class on an as converted to basis, shall be entitled to elect one director of the company.

Protective Provisions

At any time when at least a majority of the authorized shares of Series A Preferred Stock are outstanding, the company must first obtain the written consent or affirmative vote of the Requisite Preferred Holders before doing any of the following:

●	change the authorized number of shares of Common Stock or Preferred Stock;

●	create, or authorize the creation of, or issue or obligate itself to issue shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to distributions, dividends or rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the above listed rights;

●	liquidate or dissolve the company;

●	amend, alter or repeal any provision of the certificate of incorporation or bylaws of the company in a manner that adversely affects the powers, preferences or rights of the holders of Series A Preferred Stock;

●	purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the company unless otherwise authorized in the certificate of incorporation or by the board of directors;

●	reclassify, alter or amend any existing security of the company that is pari passu with the Series A Preferred Stock with respect to distributions, dividends or rights of redemption, if such reclassification, alteration, or amendment would result in such security being senior to the Series A Preferred Stock, with respect to such rights;

●	reclassify, alter or amend any existing security of the company that is junior to the Series A Preferred Stock with respect to distributions, dividends or rights of redemption, if such reclassification, alteration, or amendment would result in such security being senior to or pari passu with the Series A Preferred Stock, with respect to such rights;

●	increase or decrease the authorized number of directors of the board of directors; or

●	sell, issue, sponsor, create or distribution any digital tokens, cryptocurrency, or other blockchain-based assets.

Liquidation Rights

In the event of the company’s liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock. Holders of Series A Preferred Stock will receive an amount for each share equal to greater of (i) the Series A Original Issue Price plus any declared but unpaid dividends or (ii) the amount payable had all Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Series A Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Series A Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Series A Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Series A Preferred Stock is currently convertible into one share of Class A Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Series Preferred Stock set forth in Section 4.4 of the Amended and Restated Certificate of Incorporation.

Additionally, each share of the Series A Preferred Stock will automatically convert into Common Stock (i) at the closing of the sale of shares of Common Stock firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Preferred Holders. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

NEXGENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

NEXGENT, INC.

BALANCE SHEETS

UNAUDITED

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$3,627,789	6,014,395
Accounts receivable, net	1,281,289	395,217
Income sharing agreements receivable	1,063,706	1,036,095
Inventory	23,516	15,087
Prepaid expenses and other current assets	300,445	20,833
Total current assets	6,296,745	7,481,627

Accounts receivable, net of current portion	890,387	68,800
Income sharing agreements receivable, net of current portion	739,186	921,578
Fixed assets, net	72,237	103,813
Due from related party	100,153	50,100
Notes receivable and accrued interest	2,147,000	2,027,000
Other assets	6,500	-
Total assets	$10,252,208	$10,652,919

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$372,893	$329,491
Accrued liabilities	1,484,717	651,559
Deferred revenue	153,825	63,901
Total current liabilities	2,011,435	1,044,951

Total liabilities	2,011,435	1,044,951

Stockholders’ Equity:

Series A-7 convertible preferred stock, $0.00001 par, 5,078,990 shares authorized, 5,078,990 shares issued and outstanding, liquidation preference of $225,000 as of December 31, 2020 and 2019, respectively	225,000	225,000
Series A-6 convertible preferred stock, $0.00001 par, 5,417,115 shares authorized, 5,417,115 shares issued and outstanding, liquidation preference of $300,000 as of December 31, 2020 and 2019, respectively	300,000	300,000
Series A-5 convertible preferred stock, $0.00001 par, 8,651,805 shares authorized, 8,651,805 shares issued and outstanding, liquidation preference of $575,000 as of December 31, 2020 and 2019, respectively	575,000	575,000
Series A-4 convertible preferred stock, $0.00001 par, 9,279,690 shares authorized, 9,279,690 shares issued and outstanding, liquidation preference of $925,000 as of December 31, 2020 and 2019, respectively	925,000	925,000
Series A-3 convertible preferred stock, $0.00001 par, 7,733,945 shares authorized, 7,733,945 shares issued and outstanding, liquidation preference of $1,028,000 as of December 31, 2020 and 2019, respectively	1,028,000	1,028,000
Series A-2 convertible preferred stock, $0.00001 par, 547,885 shares authorized, 547,885 shares issued and outstanding, liquidation preference of $129,434 as of December 31, 2020 and 2019, respectively	129,434	129,434
Series A-1 convertible preferred stock, $0.00001 par, 63,494,750 shares authorized, 63,494,750 shares issued and outstanding, liquidation preference of $15,000,000 as of December 31, 2020 and 2019, respectively	15,000,000	15,000,000
Class A common stock, $0.00001 par value- 250,000,000 shares authorized, 51,433,895 shares outstanding at December 31, 2020 and December 31, 2019, respectively	515	515
outstanding at December 31, 2020 and December 31, 2019, respectively	-
Additional paid-in capital	6,340,257	6,148,097
Accumulated deficit	(16,282,434)	(14,723,078)

Total stockholders’ equity	8,240,772	9,607,968
Total liabilities and stockholders’ equity	$10,252,208	$10,652,919

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF OPERATIONS
UNAUDITED

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
Revenues
Education services	$2,238,383	$1,147,236
Education services financing revenue	66,316	-
Total revenues	2,304,699	1,147,236

Cost of revenues	899,672	275,078

Operating Expenses:
General and administrative	2,503,996	2,122,449
Sales and marketing	520,664	231,078
Research and development	18,180	3,647
Total operating expenses	3,042,840	2,357,174

Operating income	(1,637,813)	(1,485,016)

Other (income) expense :
Interest income	(120,155)	(1,129)
Interest expense	172	-
Other expense	30,331	54,700
Other income	(528)	(16,944)
Total other (income) expense	(90,180)	36,627

Loss before provision for income taxes	(1,547,633)	(1,521,643)

Provision for income taxes	11,723	9,250

Net income (loss)	$(1,559,356)	$(1,530,893)

Earnings per share
Net loss per share - basic	$(0.03)	$(0.03)
Net loss per share - diluted	$(0.03)	$(0.03)

Weighted average number of shared outstanding
Basic	51,433,895	51,433,895
Diluted	51,433,895	51,433,895

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

UNAUDITED

															Class A Common		Class B			Additional		Total
	Series A-7		Series A-6		Series A-5		Series A-4		Series A-3		Series A-2		Series A-1		Stock		Common Stock		Subscription	Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
December 31, 2019	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	51,433,895	$515	-	-		$5,519,392	$(11,515,920)	$12,186,421
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	(1,530,893)	(1,530,893)
June 30, 2020	5,078,990	225,000	5,417,115	300,000	8,651,805	575,000	9,279,690	925,000	7,733,945	1,028,000	547,885	129,434	63,494,750	15,000,000	51,433,895	515	-	-		5,519,392	(13,046,813)	10,655,528
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		628,705		628,705
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			(1,676,265)	9,753,340
December 31, 2020													63,494,750	$15,000,000	51,433,895	515	-	-		6,148,097	(14,723,078)	9,607,968
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		192,160		192,160
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			(1,559,356)	(1,559,356)
June 30, 2021	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	51,433,895	$515	-	-		$6,340,257	$(16,282,434)	$8,240,772

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,559,356)	$(1,530,893)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	26,245	30,000
Stock-based compensation	192,160	300,000
Other non-cash expenses	(114,722)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,552,878)	(276,354)
Inventory	(8,429)	-
Prepaid expenses	(279,612)	-
Deposits	(6,500)	-
Accounts payable and accrued expenses	876,560	159,622
Deferred revenue	89,924	(62,220)
Net cash provided by (used in) operating activities	(2,336,608)	(1,379,845)

CASH FLOWS FROM INVESTING ACTIVITIES:
Related party advances	(50,000)	-
Net cash provided by (used in) investing activities	(50,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	-	-

Increase (decrease) in cash and cash equivalents	(2,386,608)	(1,379,845)
Cash and cash equivalents, beginning of period	6,014,395	10,944,898
Cash and cash equivalents, end of period	$3,627,787	$9,565,053

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$11,723	$9,250

See accompanying notes to these financial statements.

NEXGENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

NexGenT, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on May 2, 2016 in the State of Delaware. The Company’s headquarters are in Austin, Texas.

The Company currently provides online training programs and courses in cyber security and full stack network engineering. The training programs span approximately six months (for part time students) or three months (for full time students) and students receive a certificate upon graduation, helping them secure employment in various IT fields. In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering. Historically, the company offered a variety of self-paced training courses for various levels of full stack network engineering competency.

Stock Split

In September 2021, the Company’s board of directors and stockholders approved a 5-for-1 stock split of its issued and outstanding shares of common and preferred stock, See Note 8 for additional information. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic (the “Pandemic”). This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally. It has also disrupted the normal operations of many businesses.

The uncertainty surrounding the Pandemic and its possible implications created some demand variability. However, we believe demand for our training courses did not suffer a significant downturn because our courses are online and the jobs available using the skills we teach can also be performed remotely. We expect demand variability for our products may continue because of the Pandemic.

As of June 30, 2021, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including minimizing employee activity at its corporate office and having employees work remotely. Most vendors have transitioned to electronic submission of invoices and payments.

Management’s Plan

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses and has negative cash flows from operations. In addition, the Company’s revenue recognized through Income Sharing Agreements (“ISA”) is expected to be received over an extended period of time. While the Company has secured agreements with an ISA financing entity in order to sell its ISA contracts and de-risk the extended cash flow receipts, the Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters can raise doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through debt and/or equity financing, as well as current cash on hand. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. However, the Company has developed cash flow scenarios which allow the company to reach breakeven with scaled down operations. Still, the accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting periods. Significant estimates include the value of ISAs as discussed in Note 2, stock-based compensation, allowances for doubtful accounts, and valuation allowances on deferred tax assets. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates, especially the estimates of the value of the ISAs will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

		Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$1,802,892	$-	$-	$1,802,892
Notes receivable and accrued interest	2,247,153	-	-	2,247,153
Total assets at fair value on a recurring basis	$4,050,045	$-	$-	$4,050,045

There was no noted change in fair values during the period.

The Company measures the ISAs at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the ISAs uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The ISA value may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the asset. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods. See Revenue Recognition in Note 2 for discussion of valuation of ISAs.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers net of allowances for withdrawals, discounts, and doubtful accounts. The Company regularly reviews and revises, when deemed necessary, its estimates of withdrawals and discounts based primarily on historical results.

The Company determines its allowance for doubtful accounts by considering a number of factors including: the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy. The Company provides an allowance for doubtful accounts when accounts receivable become uncollectible. Write-offs of accounts receivable are recorded against the allowance when identified. As of June 30, 2021 and December 31, 2020, the Company has not recorded an allowance for doubtful accounts.

Income Sharing Agreements Receivable

As further described below under Revenue Recognition students have the option to pay their tuition by entering into an Income Sharing Agreement (ISA). The Company either retains these contracts or sells them to a third party. This practice commenced in 2020 and as of June 30, 2021 90% had been retained and 10% were sold, based on gross receivable value. This receivable balance is the amount the Company expects to receive.

Inventory

The Company records its inventory at the lower of cost or net realizable value. Cost is determined on a first-in, first out basis and is comprised of educational training supplies and student equipment.

Property and Equipment

Property and equipment are stated at cost. The Company’s property and equipment is depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company’s primary source of revenue is the online educational training programs and courses in cyber security and full stack network engineering. The training programs have historically ranged from approximately three months (for full time students) to six months (for part time students) and are either self-paced or as part of a set program (see Cohort Revenues below). In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering, and self-paced pay as you go content.

Payment structures for educational training programs is provided primarily in the following ways: 1) on-demand where students buy individual classes that are delivered digitally in a self-paced environment, 2) through payment plans generally ranging from six months to seven years; 3) Commencing in 2020 through a ISAs (see Cohort Revenues below). These forms of revenue are considered tuition related and included in educational services revenue in the accompanying statement of operations.

On-Demand and Self-Paced

On-demand classes that are paid by the student upfront are deemed earned once the payment is processed as content is delivered to the student simultaneously. Self-paced programs and guided cohorts are deemed earned over the estimated timeline to completion. Revenue is deferred to the extent collected amounts exceed the revenue recognized based on the estimated timeline to completion. Contract assets (unbilled receivables) are recorded to the extent that the Company’s right to tuition based on completion of educational services exceeds amounts billed. Revenue is recorded, net of refunds.

Cohort Revenues

The Company has two basic forms of payment for its tuition revenue related to guided cohorts: (1) Cash received from the student at the time of instruction or receivable based on a payment plan generally less than six months (“Full Pay”) model, and (2) by entering into an Income Sharing Agreement (“ISA”) between the Company and the student (“ISA Model”).

Full-Pay Model

Upon enrollment, the Company either receives full payment of tuition, or enters into a payment plan with the student that generally correlates to the timeline of the course instruction. When consideration is received or receivable from the student at the time of instruction, the only performance obligation is delivery of the course material. Such delivery occurs over the approximately six-month term of the course and revenue is recognized uniformly over that six-month term. Revenue is deferred to the extent not earned.

The company provides discounts and refunds under certain circumstances, such discounts are netted against revenue.

ISA Model

Students have the election to enter an ISA wherein they pay no tuition up front but agree to remit a fixed percentage (generally 10% – 12.5%) of their qualifying salary for up to 48 monthly installments, not to exceed $25,000 (“Payment Cap”). Each ISA has a stated tuition of $12,500 which is the course cost of tuition for students who pay in cash in the Full Pay model as described above. Qualifying salary is defined in the ISAs as annual income over $40,000 to $50,000 based on the terms of the specific ISA. The ISAs do not bear stated interest. Each contract includes a deferral period if no qualifying salary is met, generally three (3) years, and, a contract expiration date, generally seven (7) years. If the contract ends without payments meeting the Payment Cap, no additional payments are required. If there is no qualifying salary within 36 months of student graduation, meaning the student does not have a job (of any type) paying them more than the amount specified in the ISA contract, then the ISA contract becomes void with no monies due to the company. All ISAs are initially owned by the Company (see ISAs Sold to Third Party Finance Company (“TPFC”) below for subsequent sales of ISAs).

Under ASC 606, the portion of tuition revenue related to the ISA is considered a form of variable consideration. To value the tuition revenue for ISA related contracts, the Company aggregates students based on similar characteristics, including: enrolled course type (full stack network engineering or cyber security), level of education, and those students who have been identified to have their contracts sold to our TPFC (see below). To value ISA contracts within these segregated groups, the Company must estimate the collection rate (rate at which students obtain jobs with qualifying salary), collection amount based on estimated average qualified salaries, default ratios, and timing of collection, which requires significant management judgment. We use publicly available information, as well as limited historical information to obtain these estimates. As there is a significant finance portion of these contracts, the Company present values the estimated revenue stream using rates between 6.9% and 9.7%.

The estimated ISA contract amount is determined at the inception of the contract and we recognize uniformly, the related revenue and ISA receivable as the student progresses through the course (generally six (6) months). Each reporting period, we update our assessment of the variable consideration associated with ISAs. Revenue has been constrained to the extent that historical operations and management’s expectations of future cash flows are believed to be supportable and not subject to reversal. Because revenue is constrained for ISA contracts as future cash flows are dependent on the occurrence or non-occurrence of an event, at times, revenue recognized for these students may be less than what the Company would record for a student who was under the Full-Pay Model.

The Company adjusts the estimate each reporting period as new information becomes available in accordance with ASC 326, Financial Instruments – Credit Losses. The Company records implied interest revenue under the effective interest method.

Students may be subject to lesser income sharing percentages based on early withdrawal from the course based on the terms of the enrollment agreement. Such percentages generally range from 1.5% to 10%. In such cases, the Company constrains the revenue to the extent it believes future cash flows are not subject to reversal. If a student cancels their program within 30 days, no revenue is recorded and the ISA is void.

ISAs – Third Party Finance Company (TPFC)

The Company entered into a Master Services Agreement (“MSA”) with a TPFC. Pursuant to the terms of the ISA financing MSA, students are pooled into groups specified in the agreement and measured on performance milestones. If the performance milestones are not met this will trigger a cash-trap event. Triggering a cash-trap event gives the TPFC the option to no longer purchase eligible ISA contracts at their discretion; however, no previously purchased ISAs can be put back to the Company. Pursuant to the terms of the MSA, the Company pays management fees of $10 per month per any active ISA, pursuant to specified limits. Additionally, the Company pays a 5% origination fee of the purchase price for each ISA, and a 5% processing fee for payments processed. Pursuant to the terms of the Master Services Agreement, the TPFC has committed to purchase up to $6 million of ISAs.

Prior to commencement of the course, certain qualified students are identified and their contracts are agreed to be sold to the TPFC after certain requirements are met by the student. The TPFC remits either 36% or 60% of the stated tuition to the Company, depending on the course taken. These payments are broken into 50% upon the student commencing the course (“ISA Deposit”) and 50% upon selling the ISA to the TPFC. The sale of the ISA occurs upon graduation from the course or upon a qualified job placement as defined by the agreement. The ISA Deposits are deferred at the time they are received as they represent a deposit that can be put back to the Company if the student fails to meet a qualifying event. Upon a qualifying event and the Company selling the ISA in full and without recourse to the TPFC, the ISA Deposit is removed and applied against the ISA receivable from the TPFC. For those contracts that are sold after a qualified placement, the revenue related to those contracts are no longer deemed constrained as it relates to the collection rate (placement rate) variable. Accordingly, the incremental revenue for such contracts is recorded as revenue immediately prior to the sale of the contract. Since these contracts were agreed to be sold up front, the Company valued the variable consideration based on the expectation they would be sold under specific conditions. Thus, there is no gain or loss on the sale of the ISA to the TPFC.

After a qualifying event and to the extent that students make payments to the TPFC, the third party deducts fees and recoups its initial investment plus an agreed upon internal rate of return per the MSA. Subsequently, if cash flows on a pooled basis permit, the Company recoups the remaining stated tuition in excess of the advance, then future payments are split between the parties to the extent realized.

Cost of Revenues

Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Advertising

The Company expenses the cost of advertising and promotions as incurred and are included in operating expense in the accompanying statements of operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Research and development costs consist primarily of non-capitalizable software related services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Net loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. The Company excluded totaling 34,515,480 and 3,175,000 stock options and 100,200,180 convertible preferred stock from diluted earnings per share calculations for the six months ended June 30, 2021 or 2020, respectively since their effects are anti-dilutive.

Concentrations and Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors, and accordingly, the loss of any such vendors would not have a significant impact on the Company’s operations.

The Company sells a certain percentage of its ISA’s as disclosed above to TPFC, who holds 100% of such ISAs. The loss of the TPFC would have a significant impact on the Company’s cash flow.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Leases

The Company’s lease is accounted for under the provisions of FASB ASC Topic 840, Leases, which require leases to be evaluated and classified as operating or capital leases for financial reporting purposes. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement. There were no capital leases as of June 30, 2021 and December 31, 2020.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet of all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – NOTES RECEIVABLE

In November 2020, the Company entered into an unsecured promissory note (“the Note”) with an unrelated party (the “Obligor”) for $2,000,000, which matures October 2023. The note bears interest at 12% per annum and is due with accrued interest thereon, upon maturity. The Company recognized $120,000 in interest income related to this note for the six months ended June 30, 2021. The Company has evaluated the promissory for impairment and has concluded there is no impairment as of June 30, 2021. Pursuant to the terms of the promissory note, the Company has the right to warrant coverage in the future subject to a qualified financing as defined by the agreement. Pursuant to the terms of the warrant coverage, the Obligor will issue a warrant to purchase a percentage of membership interests up to 50% of the total membership interests of the Obligor equal to the quotient of (i) 100% of the amount of the Note, divided by (ii) the Next Price. The Next Round Price is 80% of the per-membership interest paid in connection with a Qualified Financing. The warrant will become exercisable on the date of the closing of the Qualified Financing and will expire 5 years from the date of issuance, or earlier upon a sale of the Obligor or upon conversion of the Note at maturity. The note is held to maturity and reflected at amortized cost.

In December 2020, the Company entered into a promissory note with a related party for $50,000, which matures December 14, 2022. The note bears interest at 0.15% per annum and is unsecured. The Company entered into a second note with the same party in April 2021 for $50,000, which matures at the earlier of April 8, 2023 or immediately prior to the dissolution or winding up of the Borrower. The note bears interest at 0.12% per annum and is unsecured.

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property and equipment consisted of the following:

	June 30, 2021	December 31, 2020
Furniture and fixtures	$107,360	$138,401
Leasehold improvements	-	38,385
Computer equipment and software	196,221	165,181
Total property and equipment	303,581	341,967
Accumulated Depreciation	(231,344)	(238,153)
	$72,237	$103,814

Depreciation expense for the six months ended June 30, 2021 and 2020 was $26,245 and $30,000, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, except as described below.

The Company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,144 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The Company vacated the offices in 2020 and stopped paying rent. The Company has accrued approximately $206,000 in accrued liabilities for unpaid base rent as of June 30, 2021, after deducting security deposits in the amount of approximately $33,000.

Total rent expense for the six months ended June 30, 2021 and 2020 amounted to $98,078 and $53,065, respectively.

In 2021, the landlord of the San Jose lease filed a lawsuit against the Company for non-payment of rent pursuant to the terms of the lease. The Company has accrued all minimum base rent payments due to the lessor and does not anticipate additional expenses as it relates to the lease beyond base rent that would be due. The Company is actively negotiating with the landlord to resolve this matter.

See Note 2 for MSA entered into during 2020 for the sale of ISAs.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 100,204,180 shares of our preferred stock, $0.00001 par value per share. Of these authorized shares, 100,204,180 are designated as Series A Preferred Stock (“Series A”). The Company has further designated the Series A to Series A-1 through A-7 Preferred stock. The applicable “Series A Original Issue Price” shall mean: (i) $0.23624 per share with respect to Series A-1 Preferred Stock; (ii) $0.23624 per share with respect to Series A-2 Preferred Stock; (iii) $0.13292 per share with respect to Series A-3 Preferred Stock; (iv) $0.09968 per share with respect to Series A-4 Preferred Stock; (v) $0.06646 per share with respect to Series A-5 Preferred Stock; (vi) $0.05538 per share with respect to Series A-6 Preferred Stock and (vii) $0.0443 per share with respect to Series A-7 Preferred Stock in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Series A Preferred Stock.

Series A Preferred Stock

The Series A has liquidation priority over the common stock. The holders of Preferred Stock are entitled to dividends, when, as and if declared by the Board of directors and are non-cumulative, at an annual rate of 8% of the applicable Series A Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for each share of Series A Preferred Stock, calculated from the date of purchase payable in cash or in kind at the election of the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to common stock, liquidation distributions. Holders of Series A will receive an amount equal to the greater of the applicable Series A Original Issue Price, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of such series of Preferred stock been converted into common stock immediately prior to liquidation, dissolution, winding up, or deemed liquidation event. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock, with aggregate gross proceeds to the Company of not less than $20,000,000

Common Stock

We have authorized the issuance of 310,000,000 shares of common stock with par value of $0.00001. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock. See Note 8 for stock-split in 2021.

Stock Options

In 2016, our Board of Directors adopted the NexGenT, Inc. 2016 Stock Option Plan (the “2016 Plan”).  The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 43,097,020 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2016 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2021 and 2020 have an exercise price of $0.08, vest over four years and expire in ten years. The stock options granted during the six months ended June 30, 2021 and the year ended December 31, 2020 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2021	2020

Expected life in years	6.25	6.25
Stock price volatility	60.0%	60.0%
Risk free interest rate	0.64% - 1.21%	.63% - 1.83%
Expected dividends	None	None
Forfeiture rate	0.0%	0.0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is based on the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at January 1, 2020	635,000
Granted	6,108,096	$0.40
Forfeited/cancelled	(50,000)	0.40
Exercised	-
Outstanding at December 31, 2020	6,693,096	0.40	9.24
Granted	345,000	0.40
Forfeited/cancelled	(50,000)	0.40
Exercised	-	-
Outstanding at June 30, 2021	6,988,096	0.40	8.65

Vested and expected to vest at June 30, 2021	6,988,096	0.40	8.65

Exercisable at June 30, 2021	3,746,780	0.40	8.52

The weighted average grant date fair values of options granted during the six months ended June 30, 2021 and the year ended December 31, 2020 were approximately $0.23 and $0.23, respectively.

A summary of non-vested options at June 30, 2021 and December 31, 2020 is as follows.

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Unvested at January 1, 2020	581,017
Granted	6,108,096
Forfeited/cancelled	(50,000)
Vested	(2,966,540)
Unvested at December 31, 2020	3,672,573	$0.23
Granted	345,000
Forfeited/cancelled	(50,000)
Vested	(726,257)
Unvested at June 30, 2021	3,241,316	$0.23

Stock option expense for the six months ended June 30, 2021 and 2020 was $ 192,160 and $300,000, respectively. Total unrecognized compensation cost stock option awards as of June 30, 2021 amounted to $ 674,794 and will be recognized over a weighted average period of approximately 2.5 years.

NOTE 8 – SUBSEQUENT EVENTS

Simple Agreement for Future Equity (SAFE)

In September 2021, the company entered into simple agreements for future equity (SAFE) for $525,000. The SAFE will convert to preferred stock upon a qualified preferred stock financing. The agreement provides the right to future equity in the Company, based on the lesser of a valuation cap of $75 million and 20% discount rate.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

In July 2021, the Company issued unsecured promissory notes totaling $50,000 to Staff Ninja, LLC, a related party, bearing interest at 0.12% per annum, maturing in July 2023.

Common and Preferred Stock Split

In September 2021, the Company amended and restated its certificate of incorporation to increase the total number shares to 310,000,000 shares of common stock, $0.00001 par value per share and 100,204,180 shares of preferred stock, $0.00001 par value per share. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock. As part of the amended and restated certificate of incorporation, prior common stock outstanding was converted to Class A Common Stock. All share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Lease Agreement

The Company entered into a lease agreement in August 2021 for office space. Total future minimum lease payments pursuant to the agreement, to begin September 1, 2021, are approximately $1.1 million.

The Company has evaluated subsequent events that occurred after June 30, 2021 through October 19, 2021. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

FINANCIAL STATEMENTS

NEXGENT, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
of NexGenT, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of NexGenT, Inc. (the “Company”, a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexGenT, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions, including losses and negative cash flows from operations, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, California

September 30, 2021

NEXGENT, INC.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash	$6,014,395	$10,944,898
Accounts receivable, net	395,217	831,758
Income sharing agreements receivable	1,036,094	-
Inventory	15,087	48,051
Prepaid expenses and other current assets	20,833	-
Contract assets (unbilled receivables)	-	149,460
Total current assets	7,481,626	11,974,167

Accounts receivable, net of current portion	68,800	250,342
Income sharing agreements receivable, net of current portion	921,578	-
Property and equipment, net	103,813	143,600
Other assets	-	33,696
Note receivable and accrued interest - related party	50,100	-
Note receivable and accrued interest	2,027,000	-
Total assets	$10,652,917	$12,401,805

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$192,056	$22,075
Accrued liabilities	270,948	131,094
Deferred revenue	63,901	62,220
Income sharing agreement deposits	518,067	-
Total current liabilities	1,044,972	215,389

Total liabilities	1,044,972	215,389

Commitments and contingencies (Note 5)	-	-

Stockholders’ Equity:
Series A-7 convertible preferred stock, $0.00001 par, 5,078,990 shares authorized, 5,078,990 shares issued and outstanding, liquidation preference of $225,000 as of December 31, 2020 and 2019, respectively	225,000	225,000
Series A-6 convertible preferred stock, $0.00001 par, 5,417,115 shares authorized, 5,417,115 shares issued and outstanding, liquidation preference of $300,000 as of December 31, 2020 and 2019, respectively	300,000	300,000
Series A-5 convertible preferred stock, $0.00001 par, 8,651,805 shares authorized, 8,651,805 shares issued and outstanding, liquidation preference of $575,000 as of December 31, 2020 and 2019, respectively	575,000	575,000
Series A-4 convertible preferred stock, $0.00001 par, 9,279,690 shares authorized, 9,279,690 shares issued and outstanding, liquidation preference of $925,000 as of December 31, 2020 and 2019, respectively	925,000	925,000
Series A-3 convertible preferred stock, $0.00001 par, 7,733,945 shares authorized, 7,733,945 shares issued and outstanding, liquidation preference of $1,028,000 as of December 31, 2020 and 2019, respectively	1,028,000	1,028,000
Series A-2 convertible preferred stock, $0.00001 par, 547,885 shares authorized, 547,885 shares issued and outstanding, liquidation preference of $129,434 as of December 31, 2020 and 2019, respectively	129,434	129,434
Series A-1 convertible preferred stock, $0.00001 par, 63,494,750 shares authorized, 63,494,750 shares issued and outstanding, liquidation preference of $15,000,000 as of December 31, 2020 and 2019, respectively	15,000,000	15,000,000
Class A common stock, $0.00001 par value- 250,000,000 shares authorized, 51,433,895 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	514	514
Class B common stock, $0.00001 par value- 60,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	-	-
Additional paid-in capital	6,148,098	5,519,393
Accumulated deficit	(14,723,101)	(11,515,925)
Total stockholders’ equity	9,607,945	12,186,416
Total liabilities and stockholders’ equity	$10,652,917	$12,401,805

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF OPERATIONS

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019

Revenues
Educational services	$2,823,299	$2,533,740
Educational services finance revenue	14,087	-
Total revenues	2,837,386	2,533,740

Cost of revenues	1,630,790	808,502

Gross profit	1,206,596	1,725,238

Operating Expenses:
General and administrative	2,579,228	1,665,060
Sales and marketing	1,436,147	3,508,010
Research and development	443,142	387,320
Total operating expenses	4,458,517	5,560,390

Operating loss	(3,251,921)	(3,835,152)

Other income:
Interest and dividend income	(45,545)	(1,544)
Total other income	(45,545)	(1,544)

Loss before provision for income taxes	(3,206,376)	(3,833,608)

Provision for income taxes	800	800

Net loss	$(3,207,176)	$(3,834,408)

Weighted average shares outstanding - basic and diluted	51,433,895	51,986,752
Weighted average net loss per share - basic and diluted	$(0.06)	$(0.07)

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-7		Series A-6		Series A-5		Series A-4		Series A-3		Series A-2		Series A-1		Class A Common Stock		Class B Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	deficit	Equity
December 31, 2018	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	$925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	52,038,065	$520	-	$-	$5,497,835	$-	$(7,681,517)	$15,999,272
Shares repurchased	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(604,170)	(6)	-	-	-	-	-	(6)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	21,558	-	-	21,558
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,834,408)	(3,834,408)
December 31, 2019	5,078,990	225,000	5,417,115	300,000	8,651,805	575,000	9,279,690	925,000	7,733,945	1,028,000	547,885	129,434	63,494,750	15,000,000	51,433,895	514	-	-	5,519,393	-	(11,515,925)	12,186,416
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	628,705	-	-	628,705
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,207,176)	(3,207,176)
December 31, 2020	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	$925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	51,433,895	$514	-	$-	$6,148,098	$-	$(14,723,101)	$9,607,945

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,207,176)	$(3,834,408)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	63,026	82,704
Stock-based compensation	628,705	21,558
Changes in operating assets and liabilities:
Accounts receivable	618,083	(543,265)
Income sharing agreements	(1,957,672)	-
Inventory	32,964	(31,629)
Prepaid expenses and other current assets	(20,833)	-
Contract assets (unbilled receivables)	149,460	14,545
Accounts payable	169,981	11,538
Accrued liabilities	173,550	61,634
Deferred revenue	1,681	29,593
Income sharing agreement deposits	518,067	-
Net cash used in operating activities	(2,830,164)	(4,187,730)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(23,239)	(54,908)
Note receivable and accrued interest - related party	(50,100)	-
Note receivable and accrued interest	(2,027,000)	-
Net cash used in investing activities	(2,100,339)	(54,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	-	(6)
Net cash used in financing activities	-	(6)

Decrease in cash and cash equivalents	(4,930,503)	(4,242,644)
Cash and cash equivalents, beginning of year	10,944,898	15,187,542
Cash and cash equivalents, end of year	$6,014,395	$10,944,898

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$800	$800

See accompanying notes to these financial statements.

NEXGENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

NexGenT, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on May 2, 2016 in the State of Delaware. The Company’s headquarters are in Austin, Texas.

The Company currently provides online training programs and courses in cyber security and full stack network engineering. The training programs span approximately six months (for part time students) or three months (for full time students) and students receive a certificate upon graduation, helping them secure employment in various IT fields. In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering. Historically, the company offered a variety of self-paced training courses for various levels of full stack network engineering competency.

Stock Split

In September 2021, the Company’s board of directors and stockholders approved a 5-for-1 stock split of its issued and outstanding shares of common and preferred stock, See Note 8 for additional information. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic (the “Pandemic”). This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally. It has also disrupted the normal operations of many businesses.

The uncertainty surrounding the Pandemic and its possible implications created some demand variability. However, we believe demand for our training courses did not suffer a significant downturn because our courses are online and the jobs available using the skills we teach can also be performed remotely. We expect demand variability for our products may continue because of the Pandemic.

As of December 31, 2020, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including minimizing employee activity at its corporate office and having employees work remotely. Most vendors have transitioned to electronic submission of invoices and payments.

Management’s Plan

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses and has negative cash flows from operations. In addition, the Company’s revenue recognized through Income Sharing Agreements (“ISA”) is expected to be received over an extended period of time. While the Company has secured agreements with an ISA financing entity in order to sell its ISA contracts and de-risk a portion of the extended cash flow receipts, the Company will require additional capital until revenue and cash flows from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through debt and/or equity financing, as well as current cash on hand. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. However, the Company has developed cash flow scenarios which allow the Company to reach breakeven with scaled down operations. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting periods. Significant estimates include the value of ISAs as discussed in Note 2, stock-based compensation, allowances for doubtful accounts, going concern analysis and impairment analysis on notes receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates, especially the estimates of the value of the ISAs will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The Company’s financial instruments consist of cash, accounts receivable, income sharing agreement deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2020	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$1,957,672	$-	$-	$1,957,672
Total assets at fair value on a recurring basis	$1,957,672	$-	$-	$1,957,672

As both the income sharing agreement receivable and notes receivable were entered into during 2020, there was no change in fair values during the period.

The Company measures the ISAs at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the ISAs uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The ISA value may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the asset. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods. See Revenue Recognition in Note 2 for discussion of valuation of ISAs.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers net of allowances for withdrawals, discounts, and doubtful accounts. The Company regularly reviews and revises, when deemed necessary, its estimates of withdrawals and discounts based primarily on historical results.

The Company determines its allowance for doubtful accounts by considering a number of factors including: the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy. The Company provides an allowance for doubtful accounts when accounts receivable become uncollectible. Write-offs of accounts receivable are recorded against the allowance when identified. As of December 31, 2020 and 2019, the Company has not recorded an allowance for doubtful accounts.

Income Sharing Agreements Receivable

As further described below under Revenue Recognition students have the option to pay their tuition by entering into an Income Sharing Agreement (ISA). The Company either retains these contracts or sells them to a third party. This practice commenced in 2020 and as of December 31, 2020 98% of the total ISA receivables were retained whereby the debtor is the individual student and 2% were sold to a third-party financing company who becomes the debtor and is solely responsible for collecting receivables from the student per the master services agreement described below. This receivable balance is the amount the Company expects to receive.

Inventory

The Company records its inventory at the lower of cost or net realizable value. Cost is determined on a first-in, first out basis and is comprised of educational training supplies and student equipment.

Property and Equipment

Property and equipment are stated at cost. The Company’s property and equipment is depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company’s primary source of revenue is the online educational training programs and courses in cyber security and full stack network engineering. The training programs have historically ranged from approximately three months (for full time students) to six months (for part time students) and are either self-paced or as part of a set program (see Cohort Revenues below). In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering, and self-paced pay as you go content.

Payment structures for educational training programs is provided primarily in the following ways: 1) on-demand where students buy individual classes that are delivered digitally in a self-paced environment, 2) through payment plans generally ranging from six months to seven years; 3) commencing in 2020 through ISAs (see Cohort Revenues below). These forms of revenue are considered tuition related and included in educational services revenue in the accompanying statement of operations.

On-Demand and Self Paced

On-demand classes that are paid by the student upfront are deemed earned once the payment is processed and content is delivered to the student simultaneously. Self-paced programs and guided cohorts are deemed earned over the estimated timeline to completion. Revenue is deferred to the extent collected amounts exceed the revenue recognized based on the estimated timeline to completion. Contract assets (unbilled receivables) are recorded to the extent that the Company’s right to tuition payment based on completion of educational services exceeds amounts billed. Revenue is recorded, net of refunds.

Cohort Revenues

The Company has two basic forms of payment for its tuition revenue related to guided cohorts: (1) cash received from the student at the time of instruction or receivable based on a payment plan generally less than six months (“Full Pay”) model, or (2) by entering into Income Sharing Agreement (“ISA”) between the Company and the student (“ISA Model”).

Full-Pay Model

Upon enrollment, the Company either receives full payment of tuition, or enters into a payment plan with the student that generally correlates to the timeline of the course instruction. When consideration is received or receivable from the student at the time of instruction, the only performance obligation is delivery of the course material. Such delivery occurs over the approximately six-month term of the course and revenue is recognized uniformly over that six-month term. Revenue is deferred to the extent not earned.

The Company provides discounts and refunds under certain circumstances, such discounts are netted against revenue.

ISA Model

Students have the election to enter an ISA wherein they pay no tuition up front but agree to remit a fixed percentage (generally 10% – 12.5%) of their qualifying salary for up to 48 to 60 monthly installments, not to exceed $25,000 (“Payment Cap”). Each ISA has a stated tuition of $12,500 which is the course cost of tuition for students who pay in cash in the Full Pay model as described above. Qualifying salary is defined in the ISAs as annual income over $40,000 to $50,000 based on the terms of the specific ISA. The ISAs do not bear stated interest. Each contract includes a deferral period if no qualifying salary is met, generally three (3) years, and, a contract expiration date, generally seven (7) years. If the contract ends without payments meeting the Payment Cap, no additional payments are required. If there is no qualifying salary within 36 months of student graduation, meaning the student does not have a job (of any type) paying them more than the amount specified in the ISA contract, then the ISA contract becomes void with no monies due to the company. All ISAs are initially owned by the Company (see ISAs Sold to Third Party Finance Company (“TPFC”) below for subsequent sales of ISAs).

Under ASC 606, the portion of tuition revenue related to the ISA is considered a form of variable consideration. To value the tuition revenue for ISA related contracts, the Company aggregates students based on similar characteristics, including: enrolled course type (full stack network engineering or cyber security), highest level of education, and those students who have been identified to have their contracts sold to our TPFC (see below). To value ISA contracts within these segregated groups, the Company must estimate the collection rate (rate at which students obtain jobs with qualifying salary), collection amount based on estimated average qualified salaries, default ratios, and timing of collection, which requires significant management judgment. We use publicly available information, as well as limited historical information to obtain these estimates. As there is a significant finance portion of these contracts, the Company present values the estimated revenue stream using rates between 6.9% and 9.7%.

The estimated ISA contract amount is determined at the inception of the contract and we recognize uniformly, the related revenue and ISA receivable as the student progresses through the course (generally six (6) months). Each reporting period, we update our assessment of the variable consideration associated with ISAs. Revenue has been constrained to the extent that historical operations and management’s expectations of future cash flows are believed to be supportable and not subject to reversal. Because revenue is constrained for ISA contracts as future cash flows are dependent on the occurrence or non-occurrence of an event, at times, revenue recognized for these students may be less than what the Company would record for a student who was under the Full-Pay Model.

The Company adjusts the estimate each reporting period as new information becomes available in accordance with ASC 326, Financial Instruments – Credit Losses. The Company records implied interest revenue under the effective interest method.

Students may be subject to lesser income sharing percentages based on early withdrawal from the course based on the terms of the enrollment agreement. Such percentages generally range from 1.5% to 10%. In such cases, the Company constrains the revenue to the extent it believes future cash flows are not subject to reversal. If a student cancels their program within 30 days, no revenue is recorded and the ISA is void.

ISAs – Third Party Finance Company (TPFC)

The Company entered into a Master Services Agreement (“MSA”) with a TPFC. Pursuant to the terms of the ISA financing MSA, students are pooled into groups specified in the agreement and measured on performance milestones. If the performance milestones are not met this will trigger a cash-trap event. Triggering a cash-trap event gives the TPFC the option to no longer purchase eligible ISA contracts at their discretion; however, no previously purchased ISAs can be put back to the Company. Pursuant to the terms of the MSA, the Company pays management fees of $10 per month per any active ISA, pursuant to specified limits. Additionally, the Company pays a 5% origination fee of the purchase price for each ISA, and a 5% processing fee for payments processed. Pursuant to the terms of the Master Services Agreement, the TPFC has committed to purchase up to $6 million of ISAs.

Prior to commencement of the course, certain qualified students are identified and their contracts are agreed to be sold to the TPFC after certain requirements are met by the student. The TPFC remits either 36% or 60% of the stated tuition to the Company, depending on the course taken. These payments are broken into 50% upon the student commencing the course (“ISA Deposit”) and 50% upon selling the ISA to the TPFC. The sale of the ISA occurs upon graduation from the course or upon a qualified job placement as defined by the agreement. The ISA Deposits are deferred at the time they are received as they represent a deposit that can be put back to the Company if the student fails to meet a qualifying event. Upon a qualifying event and the Company selling the ISA in full and without recourse to the TPFC, the ISA Deposit is removed and applied against the ISA receivable from the TPFC. For those contracts that are sold after a qualified placement, the revenue related to those contracts are no longer deemed constrained as it relates to the collection rate (placement rate) variable. Accordingly, the incremental revenue for such contracts is recorded as revenue immediately prior to the sale of the contract. Since these contracts were agreed to be sold up front, the Company valued the variable consideration based on the expectation they would be sold under specific conditions. Thus, there is no gain or loss on the sale of the ISA to the TPFC.

After a qualifying event and to the extent that students make payments to the TPFC, the third party deducts fees and recoups its initial investment plus an agreed upon internal rate of return per the MSA. Subsequently, if cash flows on a pooled basis permit, the Company recoups the remaining stated tuition in excess of the advance, then future payments are split between the parties to the extent realized.

Cost of Revenues

Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Advertising

The Company expenses the cost of advertising and promotions as incurred and are included in operating expense in the accompanying statements of operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Research and development costs consist primarily of non-capitalizable software related services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the non employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Net loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. The Company excluded 33,465,480 and 3,175,000 stock options and 100,204,180 convertible preferred stock from diluted earnings per share calculations for the year ended December 31, 2020 or 2019, respectively since their effects are anti-dilutive.

Concentrations and Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors, and accordingly, the loss of any such vendors would not have a significant impact on the Company’s operations.

The Company sells a certain percentage of its ISA’s as disclosed above to a TPFC, who holds 100% of such ISAs. The loss of the TPFC would have a significant impact on the Company’s cash flow.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Leases

The Company’s lease is accounted for under the provisions of FASB ASC Topic 840, Leases, which require leases to be evaluated and classified as operating or capital leases for financial reporting purposes. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement. There were no capital leases as of December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet of all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – NOTES RECEIVABLE

In November 2020, the Company entered into an unsecured promissory note (“the Note”) with an unrelated party (the “Obligor”) for $2,000,000, which matures November 2023. The note bears interest at 12% per annum and is due with accrued interest thereon, upon maturity. The Company recognized 27,000 interest income during 2020 from the note. The Company has evaluated the promissory for impairment and has concluded there is no impairment as of December 31, 2020. Pursuant to the terms of the promissory note, the Company has the right to warrant coverage in the future subject to a qualified financing as defined by the agreement. Pursuant to the terms of the warrant coverage, the Obligor will issue a warrant to purchase a percentage of membership interests up to 50% of the total membership interests of the Obligor equal to the quotient of (i) 100% of the amount of the Note, divided by (ii) the Next Price. The Next Round Price is 80% of the per-membership interest paid in connection with a Qualified Financing. The warrant will become exercisable on the date of the closing of the Qualified Financing and will expire 5 years from the date of issuance, or earlier upon a sale of the Obligor or upon conversion of the Note at maturity. The note is held to maturity and reflected at amortized cost.

In December 2020, the Company entered into a promissory note with a related party for $50,000, which matures December 2022. The note bears interest at 0.15% per annum and is unsecured.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	December 31, 2020	December 31, 2019
Furniture and fixtures	$138,401	$115,161
Leasehold improvements	38,385	38,385
Computer equipment and software	165,181	165,181
Total property and equipment	341,967	318,727
Accumulated depreciation	(238,153)	(175,127)
	$103,814	$143,600

Depreciation expense for the years ended December 31, 2020 and 2019 was $63,026 and $82,704, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, except as described below.

The Company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,064 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The Company vacated the offices in 2020 and stopped paying rent. The Company has accrued approximately $110,000 in accrued liabilities for unpaid base rent as of December 31, 2020, after deducting security deposits in the amount of approximately $33,000.

Total rent expense for the years ended December 31, 2020 and 2019 amounted to $197,909 and $240,991, respectively.

In 2021, the landlord of the San Jose lease filed a lawsuit against the Company for non-payment of rent pursuant to the terms of the lease. The Company has accrued all minimum base rent payments through the period which they are due to the lessor and does not anticipate additional expenses as it relates to the lease beyond base rent that would be due. The Company is actively negotiating with the landlord to resolve this matter.

See Note 2 for MSA entered into during 2020 for the sale of ISAs.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 100,204,180 shares of our preferred stock, $0.00001 par value per share. Of these authorized shares, 100,204,180 are designated as Series A Preferred Stock (“Series A”). The Company has further designated the Series A to Series A-1 through A-7 Preferred stock. The applicable “Series A Original Issue Price” shall mean: (i) $0.23624 per share with respect to Series A-1 Preferred Stock; (ii) $0.23624 per share with respect to Series A-2 Preferred Stock; (iii) $0.13292 per share with respect to Series A-3 Preferred Stock; (iv) $0.09968 per share with respect to Series A-4 Preferred Stock; (v) $0.06646 per share with respect to Series A-5 Preferred Stock; (vi) $0.05538 per share with respect to Series A-6 Preferred Stock and (vii) $0.0443 per share with respect to Series A-7 Preferred Stock in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Series A Preferred Stock.

Series A Preferred Stock

The Series A has liquidation priority over the common stock. The holders of Preferred Stock are entitled to dividends, when, as and if declared by the Board of directors and are non-cumulative, at an annual rate of 8% of the applicable Series A Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for each share of Series A Preferred Stock, calculated from the date of purchase payable in cash or in kind at the election of the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to common stock, liquidation distributions. Holders of Series A will receive an amount equal to the greater of the applicable Series A Original Issue Price, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of such series of Preferred stock been converted into common stock immediately prior to liquidation, dissolution, winding up, or deemed liquidation event. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock, with aggregate gross proceeds to the Company of not less than $20,000,000

Common Stock

We have authorized the issuance of 310,000,000 shares of common stock with par value of $0.00001. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock. See Note 8 for stock-split in 2021.

Stock Options

In 2016, our Board of Directors adopted the NexGenT, Inc. 2016 Stock Option Plan (the “2016 Plan”).  The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 43,097,020 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan as of December 31, 2020. The authorized shares under the plan was increased in 2021 to 48,361,925. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2016 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2020 and 2019 have an exercise price of $0.08, vest over four years and expire in ten years. The stock options granted during the year ended December 31, 2020 and 2019 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Year Ended December 31,
	2020	2019
Expected life in years	6.25	6.25
Stock price volatility	60.0%	60.0%
Risk free interest rate	0.63% - 1.83%	1.77%
Expected dividends	None	None
Forfeiture rate	0.0%	0.0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the options.

The expected term of stock options is based on the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at January 1, 2019	-
Granted	3,300,000	$0.08
Forfeited/cancelled	(125,000)	0.08
Exercised	-
Outstanding at December 31, 2019	3,175,000	0.08	9.90
Granted	30,540,480	0.08
Forfeited/cancelled	(250,000)	0.08
Exercised	-	-
Outstanding at December 31, 2020	33,465,480	0.08	9.24
Vested and expected to vest at December 31, 2020	33,465,480	0.08	9.24
Exercisable at December 31, 2020	15,102,615	0.08	9.18

The weighted average grant date fair values of options granted during the years ended December 31, 2020 and 2019 were approximately $0.045 and $0.46, respectively.

A summary of non-vested options at the end of the year are as follows.

		Weighted
		Average
		Grant Date
	Options	Fair Value
Unvested at January 1, 2019	-
Granted	3,300,000	$0.046
Forfeited/cancelled	(125,000)	0.046
Vested	(269,915)	0.046
Unvested at December 31, 2019	2,905,085	0.046
Granted	30,540,480	0.045
Forfeited/cancelled	(250,000)	0.045
Vested	(14,832,700)	0.045
Unvested at December 31, 2020	18,362,865	$0.045

Stock option expense for the years ended December 31, 2020 and 2019 was $628,705 and $21,558, respectively. Total unrecognized stock option compensation as of December 31, 2020 amounted to approximately $865,000 and will be recognized over a weighted average period of approximately 2.4 years.

NOTE 7 – INCOME TAXES

For the years ended December 31, 2020 and 2019, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

	2020	2019
Current:
Federal	$-	$-
State	800	800
	800	800
Deferred:
Federal	(461,382)	(720,585)
State	(193,341)	(301,959)
	(654,723)	(1,022,544)
Valuation allowance	654,723	1,022,544
Total provision for income taxes	$800	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2020 and 2019.

	2020	2019
Tax at Federal Statutory Rate	21.0%	21.0%
Meals & Entertainment	0.0%	-0.3%
Incentive Stock Options	-4.1%	-0.6%
Other	3.5%	6.6%
Change in Valuation Allowance	-20.4%	-26.7%
Provision for Taxes	0.0%	0.0%

The components of deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2020 and 2019.

	2020	2019
Net Operating Loss Carryforwards	$2,368,195	$1,680,808
Deferred Revenue	(35,253)	(17,392)
Depreciation & Amortization	(8)	14,794
Gross Deferred Tax Assets	2,332,934	1,678,210
Valuation Allowance	(2,332,934)	(1,678,210)
Net Deferred Tax Assets	$-	$-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2020 and 2019, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance during 2020 increased by $654,723 primarily due to the generation of net operating loss carryforwards.

Based on federal tax returns filed or to be filed through December 31, 2020, the Company had approximately $8,472,362 in U.S. and state tax net operating loss carryforwards, which begin to expire in 2036. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and various states in which nexus is achieved. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of December 31, 2020 and 2019, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense

NOTE 8 – SUBSEQUENT EVENTS

Simple Agreement for Future Equity (SAFE)

In September 2021, the company entered into simple agreements for future equity (SAFE) for $525,000. The SAFE will convert to preferred stock upon a qualified preferred stock financing. The agreement provides the right to future equity in the Company, based on the lesser of a valuation cap of $75 million and 20% discount rate.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

In April and July 2021, the Company issued unsecured promissory notes totaling $100,000 to Staff Ninja, LLC, a related party, bearing interest at 0.12% per annum, maturing in April and July 2023.

Common and Preferred Stock Split

In September 2021, the Company amended and restated its certificate of incorporation to increase the total number shares to 310,000,000 shares of common stock, $0.00001 par value per share and 100,204,180 shares of preferred stock, $0.00001 par value per share. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock. As part of the amended and restated certificate of incorporation, prior common stock outstanding was converted to Class A Common Stock. All share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The Company increased the authorized shares under the 2016 Plan as described in Note 6.

Lease

In August 2021, the Company entered into a lease for facilities in Phoenix, Arizona. The lease term is five years with escalating payments from $14,167 to $20,242 per month. The lease also contains an option to buy the property through December 31, 2021.

The Company has evaluated subsequent events that occurred after December 31, 2020 through September 30, 2021. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.